FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period are as follows:

Assets	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Current assets	3,388,604	3,931,381
Non-current assets	12,206,202	11,928,649

Total assets	15,594,806	15,860,030

Liabilities	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Current liabilities	1,006,571	1,261,522
Non-current liabilities	7,359,883	7,229,093
Non–parent participation	29,622	35,011
Net equity attributable to parent company	7,198,730	7,334,404

Total net equity and liabilities	15,594,806	15,860,030

As of September 30, 2020, total assets decreased MU.S.$265 compared to December 31, 2019, equivalent to a 1.67% variation. This variation was driven mainly by decreases in cash equivalents (mutual funds) and biological assets, which was partially offset by an increase in property, plant and equipment.

In turn, total liabilities decreased by MU.S.$124 principally due to a decrease in deferred tax liabilities and trade and other current payables partially offset by an increase in bank financial liabilities.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	09-30-2020	12-31-2019
Current Liquidity (current assets / current liabilities)	3.37	3.12
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	2.11	2.06

Debt indicators	09-30-2020	12-31-2019
Debt to equity ratio (total liabilities / equity)	1.16	1.15
Short-term debt to total debt (current liabilities / total liabilities)	0.12	0.15
Long-term debt to total debt (non-current liabilities / total liabilities)	0.88	0.85

	09-30-2020	09-30-2019
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	0.72	1.99

Activity ratio	09-30-2020	12-31-2019
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.58	2.92
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.26	3.75
Inventory permanence-days ((inventories + biological assets) /cost of sales)	139.69	123.17
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	110.33	95.93

As of September 30, 2020, the short-term debt to total debt ratio represented 12% of total liabilities (15% too as of December 31, 2019).

Our financial expenses coverage ratio decreased from 1.99 to 0.72, mainly due to loss before taxes for period ended September 30, 2020, compared to profit before taxes in the same period of 2019.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

b)	Statement of profit or loss

Profit before income tax

Profit before income tax registered a loss of approximately MU.S.$57 compared to a profit of approximately MU.S.$191 in the same period of 2019. The negative variation of MU.S.$248 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit	(298)
Distribution and Administrative Expenses	110
Other income and expenses	(52)
Other financial income and expenses	(8)

Net change in profit before income tax	(248)

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Pulp	1,416,146	1,877,391
Timber	1,865,991	2,146,040
Forestry	97,734	103,182
Other	82	298

Total revenues	3,379,953	4,126,911

Sales costs	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Wood	607,070	642,415
Forestry work and other services	338,471	429,276
Depreciation and amortization	344,371	355,693
Other costs	1,221,552	1,532,783

Total sales costs	2,511,464	2,960,167

Profitability index	09-30-2020	12-31-2019
Profitability on equity	(0.91)	0.84
Profitability on assets	(0.42)	0.41
Return on operating assets	1.01	1.90

Profitability ratios	09-30-2020	09-30-2019
Income per share (U.S.$) (1)	(0.44)	1.32
Profit after tax (ThU.S.$) (2)	(49,594)	153,932
Gross margin (ThU.S.$)	868,489	1,166,744
Finance costs (ThU.S.$)	(202,099)	(192,718)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

EBITDA	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Profit (loss)	(49,594)	153,932
Finance costs	202,099	192,718
Finance income	(23,683)	(22,328)
Income tax expense	(7,726)	36,636
EBIT	121,096	360,958
Depreciation and amortization	378,637	386,921
EBITDA	499,733	747,879
Cost at fair value of the harvest	228,072	244,567
Gain from changes in fair value of biological assets	(130,004)	(110,500)
Exchange difference	16,186	19,509
Others*	77,063	34,879
Adjusted EBITDA	691,049	936,335

*	Considers impairment provision for industrial property, plant and equipment and forest incidents.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Pulp Division

The third quarter of 2020 began with a lower demand due to the seasonality effects of summer in the northern hemisphere. However, as time passed the situation improved. During the third quarter there was a decrease in supply of market pulp, in comparison to the second quarter, due to integrated paper and/or dissolving pulp producers that decided to switch back from producing paper-grade pulp as they did during the past quarter. Nevertheless, supply continues to surpass demand thereby keeping prices stable.

Tissue demand declined after the increase seen during the second quarter, but this decrease was partially offset by higher activity in the P&W paper segment. Pulp inventories in days of supply increased by 4 and 2 days respectively for long and short fiber, between June and August.

In China, despite increasing demand the third quarter also had a complex start due to seasonality and high levels of supply and pulp inventories. This affected primarily the tissue segment, since it experienced a decrease in prices paired with an increase in inventories of final products. This situation normalized towards the end of the quarter. P&W markets improved slightly due to schools resuming classes. The packaging segment also began to improve due to an increase in both export and e-commerce sales. Average prices remained stable.

In Europe, as lockdown-related measures decreased the local economies began to recover. This led to an improvement of the P&W and specialties segments, allowing some clients´ mills that were previously shut down to start production again. Additionally, the tissue segment (particularly with products used by hotels and restaurants) started to improve, yet in a moderate fashion. Other “Away from Home” products remained with low activity throughout the quarter.

Our production during the quarter remained stable when compared to the same quarter of 2019, due to no maintenance stoppages. On a quarterly basis, our production increased by 8.0%.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Composite Panel

Revenues increased significantly compared to the second quarter, with sales volume increasing by 40.2%. Average prices remained stable.

During the third quarter we saw a recovery coming from the reactivation of markets, and because of consumption-encouraging measures taken by different governments. In Latam, this quarter marked a return to the trends seen during the beginning of the year with improvements in terms of sales volumes.

Sawn timber

During the third quarter sales volume increased by 20.2%. Average prices also increased by 2.1%.

Results for remanufactured wood products in the US market remained positive, mainly due to strong retail channels and the recovery of the economic activity. On the supply side, some of our competitors in the US were suffering from tariff issues. In terms of demand, even with the effects of the global pandemic, a supply deficit allowed us to continue observing market improvements.

Plywood

Sales volume increased by 2.4% during the third quarter. We saw a return to what we had seen during Q1 2020, with sales volume increases when compared to 2019. This is explained by a higher demand in some markets such as the US, Europe and Oceania, and logistic complications of our competitors due to the pandemic. Average prices increased by 14.5% on a quarterly basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Positive (negative) Cash flow
Net cash flows from operating activities	801,820	505,880
Cash flows from (used in) financing activities:
Innuance of shares	250,000	—
Loan and bond obtention and payments	(90,122)	715,036
Payment of lease liabilities	(55,731)	(59,868)
Dividends paid	(394)	(182,109)
Others	(8,938)	(7,853)
Cash flows from (used in) investment activities:
Purchase and sale of property, plant and equipment	(1,097,176)	(645,007)
Purchase and sale of biological assets	(145,832)	(174,064)
Purchase and sale of intangible assets	(14,631)	(15,266)
Additions (disposals), investments in joint ventures and associates	(15,252)	(70,211)
Dividends received	4,042	13,007
Others	5,100	346

Positive (negative) net cash flow	(367,114)	79,891

Cash flow from operating activities shows a higher positive balance of MU.S.$802 for the current period (compared to the positive balance of MU.S.$506 for the same period in 2019), resulting mainly from lower payments to suppliers and lower taxes payments, which was partially offset by lower revenues from customer collections in the current period.

The financing cash flow shows a lower positive balance of MU.S.$97 for the current period (compared to the positive balance of MU.S.$465 for the same period in 2019), resulting mainly from less cash received from bank loans.

Regarding the investment cash flow, the current period shows a higher negative balance of MU.S.$1,267 (compared to the negative balance of MU.S.$891 for the same period of 2019), mainly due to higher disbursements for the purchase of property, plant and equipment in the current period and the sale of the company Puertos y Logística S.A. in 2019, partially offset by the purchase of plants to Masisa in Mexico in said year.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2020, a ratio of fixed rate debt to total consolidated debt of approximately 89.8%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the Interim Consolidated Financial Statements as of September 30, 2020, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		09-30-2020	12-31-2019
	Note	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5-23	1,162,658	1,560,012
Other current financial assets	23	12,717	3,370
Other current non-financial assets	25	153,214	174,110
Trade and other current receivables	23	629,824	642,315
Accounts receivable from related companies	13	8,067	17,526
Current inventories	4	998,668	1,053,867
Current biological assets	20	270,343	275,792
Current tax assets	6	149,242	199,953
Total Current Assets other than assets or disposal groups classified as held for sale		3,384,733	3,926,945
Non-Current Assets or disposal groups classified as held for sale	22	3,871	4,436
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		3,871	4,436
Total Current Assets		3,388,604	3,931,381
Non-Current Assets
Other non-current financial assets	23	953	9,395
Other non-current non-financial assets	25	122,306	112,414
Trade and other non-current receivables	23	6,665	9,456
Investments accounted for using equity method	15-16	298,367	293,118
Intangible assets other than goodwill	19	97,889	106,252
Goodwill	17	58,101	65,751
Property, plant and equipment	7	8,080,654	7,648,183
Right of use assets	8	234,058	284,379
Non-current biological assets	20	3,300,249	3,393,634
Deferred tax assets	6	6,960	6,067
Total Non-Current Assets		12,206,202	11,928,649
Total Assets		15,594,806	15,860,030

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		09-30-2020	12-31-2019
	Note	ThU.S.$	ThU.S.$
Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	274,268	460,846
Current lease liabilities	8-23	63,684	69,208
Trade and other current payables	23	596,396	673,057
Accounts payable to related companies	13	3,189	8,880
Other current provisions	18	338	1,259
Current tax liabilities	6	23,481	2,242
Current provisions for employee benefits	10	5,869	5,965
Other current non-financial liabilities	25	39,346	40,065

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,006,571	1,261,522
Total Current Liabilities		1,006,571	1,261,522
Non-Current Liabilities
Other non-current financial liabilities	23	5,763,774	5,452,194
Non-current lease liabilities	8-23	150,381	201,817
Non-current payables	23	—	2,230
Other non-current provisions	18	30,058	31,765
Deferred tax liabilities	6	1,270,949	1,360,187
Non-current provisions for employee benefits	10	68,466	69,464
Other non-current non-financial liabilities	25	76,255	111,436
Total Non-Current Liabilities		7,359,883	7,229,093
Total Liabilities		8,366,454	8,490,615
Equity
Issued capital	3	603,618	353,618
Retained earnings		7,819,362	7,873,650
Other reserves		(1,224,250)	(892,864)
Equity attributable to parent company		7,198,730	7,334,404
Non-controlling interests		29,622	35,011
Total Equity		7,228,352	7,369,415
Total Equity and Liabilities		15,594,806	15,860,030

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January-September		July-September
		2020	2019	2020	2019
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	3,379,953	4,126,911	1,202,913	1,387,155
Cost of sales	3	(2,511,464)	(2,960,167)	(867,850)	(1,054,296)
Gross profit		868,489	1,166,744	335,063	332,859
Other income	3	175,623	173,552	52,779	41,600
Distribution costs	3	(389,826)	(448,587)	(129,581)	(160,409)
Administrative expenses	3	(376,396)	(427,939)	(122,668)	(140,435)
Other expense	3	(141,426)	(87,184)	(33,132)	(37,178)
Profit from operating activities		136,464	376,586	102,461	36,437
Finance income	3	23,683	22,328	4,164	7,483
Finance costs	3	(202,099)	(192,718)	(64,395)	(65,778)
Share of profit of associates and joint ventures accounted for using equity method	3-15	818	3,881	1,306	(5,776)
Gains (losses) on exchange differences on translation		(16,186)	(19,509)	13,898	(12,290)
Profit before income tax		(57,320)	190,568	57,434	(39,924)
Income Tax	6	7,726	(36,636)	(21,385)	10,329
Net Profit		(49,594)	153,932	36,049	(29,595)

Net profit attributable to
Net profit attributable to parent company		(49,320)	153,682	36,157	(29,477)
Net profit attributable to non-controlling interests		(274)	250	(108)	(118)
Net Profit		(49,594)	153,932	36,049	(29,595)

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		(0.4354)	1.3581	0.3185	(0.2605)

Basic and diluted earnings per share		(0.4354)	1.3581	0.3185	(0.2605)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-September		July-September
		2020	2019	2020	2019
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Net profit		(49,594)	153,932	36,049	(29,595)
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(465)	1,174	(11)	675
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(465)	1,174	(11)	675
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(285,017)	(76,473)	(3,625)	(89,952)
Other Comprehensive Income before tax exchange differences on translation		(285,017)	(76,473)	(3,625)	(89,952)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	(16,556)	35,516	50,064	3,118
Recycle of cash flow hedges to profit or loss before tax	23	(53,065)	(15,465)	(32,211)	(2,558)
Other Comprehensive Income before tax Cash flow hedges		(69,621)	20,051	17,853	560
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(6,512)	25,938	(590)	17,776
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(6,512)	25,938	(590)	17,776
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(361,150)	(30,484)	13,638	(71,616)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		125	(317)	6	(182)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		125	(317)	6	(182)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	17,589	(4,458)	(3,585)	701
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		1,356	(6,467)	119	(4,296)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		18,945	(10,925)	(3,466)	(3,595)
Other comprehensive income (loss)		(342,545)	(40,552)	10,167	(74,718)
Comprehensive income (loss)		(392,139)	113,380	46,216	(104,313)

Comprehensive Income (loss) attributable to
Comprehensive income (loss), attributable to Owners of parent company		(385,674)	114,728	47,123	(102,415)
Comprehensive income (loss), attributable to Non-controlling interests		(6,465)	(1,348)	(907)	(1,898)
Total comprehensive income (loss)		(392,139)	113,380	46,216	(104,313)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

09-30-2020	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2020	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	(49,320)	(49,320)	(274)	(49.594)
Other comprehensive income, net of tax	—	(278,822)	(52,032)	(344)	(5,156)	(336,354)		(336,354)	(6.191)	(342.545)
Comprehensive income	—	(278,822)	(52,032)	(344)	(5,156)	(336,354)	(49,320)	(385,674)	(6.465)	(392.139)
Issue of equity	250,000	—	—	—	—	—	—	250,000		250.000
Dividends	—	—	—	—	—	—	—	—	1,076	1.076
Increase(decrease) from transfers and other changes	—	—	—	—	4,968	4,968	(4,968)	—	—	—
Changes in equity	250,000	(278,822)	(52,032)	(344)	(188)	(331,386)	(54,288)	(135,674)	(5,389)	(141.063)
Closing balance at 09-30-2020	603,618	(1,181,209)	(43,022)	(19,855)	19,836	(1,224,250)	7,819,362	7,198,730	29,622	7,228,352

09-30-2019	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2019	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971
Increase (decrease) for changes in accounting policies	—	—	—	—	—	—	(107)	(107)	—	(107)
Re-expressed opening balance	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,823,938	7,301,672	37,192	7,338,864
Changes in Equity:
Comprehensive income
Net profit							153,682	153,682	250	153,932
Other comprehensive income, net of tax	—	(74,871)	15,593	853	19,471	(38,954)	—	(38,954)	(1,598)	(40,552)
Comprehensive income	—	(74,871)	15,593	853	19,471	(38,954)	153,682	114,728	(1,348)	113,380
Dividends							(74,200)	(74,200)	(128)	(74,328)
Increase (decrease) from transfers and other changes							(11,430)	(11,430)	(57)	(11,487)
Changes in equity	—	(74,871)	15,593	853	19,471	(38,954)	68,052	29,098	(1,533)	27,565
Closing balance at 09-30-2019	353,618	(947,266)	28,988	(16,718)	20,158	(914,838)	7,891,990	7,330,770	35,659	7,366,429

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2020 ThU.S.$	2019 ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	3,528,079	4,093,475
Other cash receipts from operating activities	600,258	315,769
Classes of cash payments
Payments to suppliers for goods and services	(2,508,590)	(3,311,656)
Payments to and on behalf of employees	(426,345)	(469,077)
Other cash payments from operating activities	(258,875)	(105,394)
Interest paid	(180,193)	(159,961)
Interest received	12,954	21,025
Income taxes paid	36,263	(273,509)
Other inflows (outflows) of cash, net	(1,731)	(4,792)
Net Cash flow from Operating Activities	801,820	505,880

Cash flows from (used in) Investing Activities
Cash flow used in obtaining control of subsidiaries and other businesses	—	(171,821)
Cash flows from obtaining non-controlling interest	(3)	—
Other cash receipts from sales of equity or debt instruments of other entities	—	102,080
Other cash payments to acquire interests in joint ventures	(15,249)	(470)
Proceeds from sale of property, plant and equipment	3,269	7,516
Purchase of property, plant and equipment	(1,100,445)	(652,523)
Purchase of intangible assets	(14,631)	(15,266)
Proceeds from sales of other long-term assets	7,411	3,639
Purchase of other non-current assets	(153,243)	(177,703)
Dividends received	4,042	13,007
Other inflows (outflows) of cash, net	2,236	346
Cash flows from (used in) Investing Activities	(1,266,613)	(891,195)

Cash flows from (used in) Financing Activities
Proceeds from the issue of shares	250,000	—
Total borrowings obtained	389,827	1,146,234
Debt obtained in long-term	239,827	1,129,127
Debt obtained in short-term	150,000	17,107
Repayments of borrowings	(479,949)	(431,198)
Payments of lease liabilities	(55,731)	(59,868)
	2,864	—
Dividends paid	(394)	(182,109)
Other outflows of cash, net	(8,938)	(7,853)
Cash flows from (used in) Financing Activities	97,679	465,206

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(367,114)	79,891
Effect of exchange rate changes on cash and cash equivalents	(30,240)	(13,603)

Net increase (decrease) of Cash and Cash Equivalents	(397,354)	66,288
Cash and cash equivalents, at the beginning of the period	1,560,012	1,075,942
Cash and cash equivalents, at the end of the period	1,162,658	1,142,230

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND 2019 AND DECEMBER 31, 2019

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

As of September 30, 2020, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96,556,310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5,625,652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5,765,170-9.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Presentation of Interim Consolidated Financial Statements

The Consolidated Financial Statements presented by Arauco are comprised by the following:

•	Interim Consolidated Statements of Financial Position as of September 30, 2020 and December 31, 2019.

•	Interim Consolidated Statements of Profit or Loss for the periods ended September 30, 2020 and 2019.

•	Interim Consolidated Statements of Comprehensive Income for the periods ended September 30, 2020 and 2019.

•	Interim Consolidated Statements of Changes in Equity for the periods ended September 30, 2020 and 2019.

•	Interim Consolidated Statements of Cash Flows for the periods ended September 30, 2020 and 2019.

•	Explanatory disclosures (notes)

Period Covered by the Interim Consolidated Financial Statements

Periods ended September 30, 2020 and 2019.

Date of Approval of the Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 640 on November 11, 2020.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood products and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The currency used to finance operations is mainly the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a) Basis for preparation of the interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b) Critical accounting estimates and judgments

The preparation of these interim consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore, it is important that management makes appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

- Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these interim consolidated financial statements and non-controlling interest is presented in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Mexican Pesos, Canadian Dollars, Argentine Pesos and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

•	Forestry

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the interim consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the interim consolidated statements of Profit or Loss, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the interim consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution costs.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the interim consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, lease liabilities, as well as the loans included in Other Current and Non-Current Financial Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments—The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting—The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges—Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges—The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the interim consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the interim consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the interim consolidated statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

Investments in associates and joint ventures are presented in the interim consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Goodwill recognized in subsidiaries Arauco Canada Ltd., Arauco do Brasil S.A. and Arauco Argentina S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. Dollars at the closing exchange rate.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial loans;

-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

-	The initial direct costs incurred by the lessee; and

-

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.

After the initial recognition date (January 1, 2019), Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the Interim Consolidated Statement of Financial Position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the Interim Consolidated Statement of Financial Position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the interim statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the interim consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12—Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them.

Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract.

Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

On October 28, 2019, Arauco approved to amend the Company’s by-laws in order to establish that the Ordinary Shareholders’ Meeting will be determining, on an annually basis, the dividends to be distributed, without being subject to the 30% distributable minimum indicated by Chilean Corporations Law.

For the purposes of the annual distribution of the net profits on each period, it will be responsibility of the Ordinary Shareholders’ Meeting to determine the portion of such profits that will be distributed as dividend to the shareholders. Such determination will be made by the Shareholders’ meeting without being subject to the 30% minimum established in article 79 of Law No. 18,046 (regarding Corporations), who may agree on the distribution of a smaller percentage. In any case, the Board of Directors may, under

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

the personal responsibility of the directors participating in the respective agreement, distribute interim dividends out of the profits of the corresponding year, provided there are no accumulated losses.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the interim consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and Other current payables” in the interim consolidated statements of financial position.

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2020:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1 y IAS 8

Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors.

Clarifies the definition of material and align the definition used in the Conceptual Framework and the standards themselves.

January 1, 2020
IFRS 3	Definition of a Business Narrows the definitions of a business	January 1, 2020
IFRS 9, IAS 39 and IFRS 7	Interest rate benchmark reform Provides certain reliefs in connection with interest rate benchmark reform.	January 1, 2020
IFRS 16

Lease incentives

Provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments.

January 1, 2020

The adoption of the standards, amendments and interpretations described above do not have a significant impact on Arauco Consolidated Financial Statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and investments contracts.	January 1, 2021

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28-Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 1

Presentation of Financial Statements

Provides more general approach to the classification of liabilities as Current or Non-current based on the contractual arrangements in place at the reporting date. Also, it clarifies what is meant by ‘settlement’ of liabilities.

January 1, 2022
Reference to the Conceptual Framework- Amendments to IFRS 3

IFRS 3, ‘Business combinations’ has been updated to refer to the Conceptual Framework for Financial Reporting and added a new exception for liabilities and contingent liabilities within the scope pf IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, or IFRIC 21, ‘Levies’. Also, it clarifies that the acquirer should not recognize contingent assets at the acquisition date.

January 1, 2022
IAS 16

Properties, plant and equipments

Prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss.

January 1, 2022
IAS 37

Provisions, contingent assets and contingent liabilities

Clarifies what unavoidable costs an entity considers in assessing whether a contract is onerous. The amendment clarifies the meaning of ‘costs to fulfil a contract’.

January 1, 2022
Annual Improvements to IFRS Standards 2018–2020	IFRS 9 Financial Instruments Addresses which fees should be included in the 10% test for derecognition of financial liabilities.	January 1, 2022

IFRS 16 Leases

Modifies the Illustrative Example 13 that accompanies IFRS 16 to remove the illustration of payments from the lessor relating to leasehold improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

IAS 41 Agriculture

Removes the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41, ‘Agriculture’. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

Arauco estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of September 30, 2020, there have been no changes regarding the accounting policies with respect to the 2019 financial year.

Changes to accounting estimates

As of September 30, 2020, there have been no changes regarding the accounting estimates with respect to the 2019 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

As of September 24, 2020, a capital increase of ThU.S.$ 250,000 which amounts to 4,063,720 shares was wholly subscribed and paid-in by the shareholders.

As of September 30, 2020, the shareholders composition is as follows:

Shareholders	%
Empresas Copec S.A.	99.97805%
Chilur S.A.	0.01281%
Administradora Sintra Ltda.	0.00906%
Antarchile S.A.	0.00008%
100.00000%

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$603,618.

100% of Capital corresponds to ordinary shares.

	09-30-2020	12-31-2019
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	117,223,375	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0051493 per share	ThU.S.$0.0031249 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$603,618	ThU.S.$353,618

	09-30-2020	12-31-2019
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	117,223,375	113,159,655

b)	Dividends paid

As of September 30, 2020, no dividends were paid.

As of September 30, 2020, and December 31, 2019 according to the current dividends policy, it is not required to recognize a minimum dividend provision.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following are the dividends paid and the corresponding per share amounts during the periods 2019:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2019
Amount of Dividend	ThU.S.$ 182,040
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.60870

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the Interim Consolidated Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended September 30, 2020 and 2019 are as follows:

	January - September		July - September
	2020 ThU.S.$	2019 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Classes of Other Income
Other Income, Total	175,623	173,552	52,779	41,600
Gain from changes in fair value of biological assets (See note 20)	130,004	110,500	41,861	36,090
Net income from insurance compensation	2,378	1,319	272	165
Revenue from export promotion	718	931	210	251
Lease income	1,396	1,650	612	336
Gain on sales of assets	3,015	11,576	799	2,221
Access easement	411	—	376	—
Recovery of tax credits	21,133	—	—	—
Compensations received	964	782	14	722
Gain on sales of associates	—	40,842	—	—
Other operating results	15,604	5,952	8,635	1,815

Classes of Other Expenses by activity
Total of Other Expenses by activity	(141,426)	(87,184)	(33,132)	(37,178)
Legal expenses	(3,770)	(3,148)	(951)	76
Impairment provision for property, plant and equipment and others	(53,364)	(28,670)	(841)	(19,869)
Operating expenses related to staff restructuring or from plants stoppage or closed	(23,749)	(8,869)	(2,679)	(4,544)
Expenses related to projects	(10,755)	(9,527)	(3,980)	(449)
Loss of asset sales	(7,257)	(8,939)	(4,047)	(4,547)
Loss and repair of assets	(5,213)	(674)	(1,058)	(163)
Loss of forest due to fires or decrease	(19,183)	(6,209)	(13,986)	0
Other Taxes	(12,128)	(10,995)	(3,608)	(3,206)
Research and development expenses	(2,093)	(2,942)	(815)	(1,283)
Fines, readjustments and interests	(441)	(1,545)	236	(900)
Other expenses	(3,473)	(5,666)	(1,403)	(2,293)

Classes of financing income
Financing income, total	23,683	22,328	4,164	7,483
Financial income from mutual funds—term deposits	11,246	14,936	3,179	4,744
Financial income resulting from swap—forward instruments	835	503	168	335
Other financial income	11,602	6,889	817	2,404

Classes of financing costs
Financing costs, Total	(202,099)	(192,718)	(64,395)	(65,778)
Interest expense, Banks loans	(22,549)	(26,296)	(6,774)	(9,947)
Interest expense, Bonds	(129,119)	(121,757)	(41,427)	(41,624)
Interest expense, other financial instruments	(24,830)	(20,329)	(7,459)	(7,753)
Interest expense for right-of-use	(7,129)	(8,519)	(2,299)	(2,151)
Other financial costs	(18,472)	(15,817)	(6,436)	(4,303)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	818	3,881	1,306	(5,776)
Investments in associates	4,532	2,500	902	954
Joint ventures	(3,714)	1,381	404	(6,730)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - September		July - September
Cost of sales (*)	2020 ThU.S.$	2019 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Timber	607,070	642,415	216,161	246,930
Forestry labor costs and other services	338,471	429,276	122,540	148,795
Depreciation and amortization	300,352	307,685	101,188	109,547
Depreciation for right of use	44,019	48,008	13,933	11,538
Maintenance costs	167,747	217,204	55,246	77,787
Chemical costs	338,864	429,842	115,277	151,067
Sawmill Services	72,307	109,533	22,859	33,265
Other Raw Materials	144,891	182,549	53,272	77,298
Other Indirect costs	95,884	109,996	34,259	28,731
Energy and fuel	120,617	166,007	41,532	60,264
Cost of electricity	24,477	26,748	7,336	8,490
Wages and salaries	256,765	290,904	84,247	100,584
Total	2,511,464	2,960,167	867,850	1,054,296

(*)

Total amount is composed by the cost of inventory sales for ThU.S.$ 2,461,531 (ThU.S.$ $ 2,901,881 as of September 30, 2019) and by cost of rendering services for ThU.S.$ 43,933 (ThU.S.$ 58,286 as of September 30, 2019)

	January - September		July - September
Distribution cost	2020 ThU.S.$	2019 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Selling costs	27,644	31,150	9,205	11,076
Commissions	10,003	11,093	3,607	4,500
Insurance	2,846	3,706	646	1,464
Provision for doubtful accounts	1,063	1,093	426	441
Other selling costs	13,732	15,258	4,526	4,671
Shipping and freight costs	362,182	417,437	120,376	149,333
Port services	29,673	26,852	11,141	10,531
Freights	298,588	362,112	97,099	128,239
Depreciation for right of use	1,238	1,354	413	434
Other shipping and freight costs (internation, warehousing, stowage, customs and other costs)	32,683	27,119	11,723	10,129
Total	389,826	448,587	129,581	160,409

	January - September		July - September
Administrative expenses	2020 ThU.S.$	2019 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Wages and salaries	157,236	182,476	103,775	123,127
Marketing, advertising, promotion and publications expenses	6,745	15,183	3,360	8,556
Insurances	17,885	15,269	12,166	10,333
Depreciation and amortization	24,984	21,148	17,369	14,119
Depreciation for right of use	6,160	7,442	3,385	5,311
Computer services	24,167	26,074	18,866	18,048
Lease rentals (offices, other property and vehicles)	3,904	5,842	2,396	2,060
Donations, contributions, scholarships	9,647	7,483	7,048	4,057
Fees (legal and technical advisors)	27,293	36,479	17,968	25,641
Property taxes, city permits and rights	14,455	13,469	10,584	9,483
Cleaning services, security services and transportation	19,745	16,932	14,552	11,030
Third-party variable services (maneuvers, logistics)	27,425	30,557	19,229	20,083
Basic services (electricity, telephone)	5,743	6,986	3,986	4,727
Maintenance and repair	4,228	5,105	2,873	3,743
Seminars, courses, training materials	1,232	1,935	704	1,348
Other administration expenses (travels, clothing and safety equipment, environmental expenses, audits and others)	25,547	35,559	14,632	24,993
Total	376,396	427,939	252,893	286,659

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees

Auditors fees	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Audit services	1,815	2,023
Other services
Tax services	865	995
Others	183	169
TOTAL	2,863	3,187

Number of employees	N°
	18,119	17,252

NOTE 4. INVENTORIES

Components of Inventory	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Raw materials	87,446	129,004
Production supplies	131,892	128,229
Work in progress	55,976	69,760
Finished goods	525,899	532,200
Spare Parts	197,456	194,674
Total Inventories	998,669	1,053,867

Inventories recognized as cost of sales as of September 30, 2020 were ThU.S.$ 2,461,531 (ThU.S.$ 2,901,881 as of September 30, 2019).

In order to have the inventories recorded at net realizable value as of September 30, 2020, a net increase of inventories was recognized associated with a lower provision of obsolescence of ThU.S.$ 18,834 (increase of ThU.S.$ 5,622 as of September 30, 2019). As of September 30, 2020, the amount of obsolescence provision is ThU.S.$34,346 (ThU.S.$ 53,180 as of December 31, 2019).

As of September 30, 2020, there were inventory write-offs of ThU.S.$1,416 (ThU.S.$ 1,133 as of September 30, 2019).

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, there are no inventories pledged as security to report.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Cash on hand	133	177
Bank checking account balances	354,319	314,804
Time deposits	663,404	611,073
Mutual funds	144,802	633,958
Total	1,162,658	1,560,012

The risk classification of the Company’s mutual funds as of September 30, 2020 and December 31, 2019 is shown below.

	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
AAAfm	91,583	624,534
No classification	53,219	9,424
Total Mutual Funds	144,802	633,958

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Changes in Financial Liabilities

		09-30-2020				12-31-2019
		Borrowings from banks	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total	Borrowings from banks	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	947,022	134,275	4,831,743	5,913,040	940,435	71,599	3,501,654	4,513,688
Cash flows	(+) Borrowings obtained	389,827	—	—	389,827	156,350	—	1,986,089	2.142.439
	(-) Borrowings paid	(240,943)	(34,679)	(204,327)	(479,949)	(143,998)	(1,708)	(577,954)	(723.660)
	(-) Commissions paid	(9,113)	—	—	(9,113)	(4,797)	—	(5,900)	(10.697)
	(-) Interest paid	(22,090)	(19,799)	(131,398)	(173,287)	(36,902)	(27,756)	(188,748)	(253.406)
	(+) Accrued interest	20,229	19,800	153,313	193,342	31,480	29,464	190,765	251,709
	(+/-) Inflation adjustment	25,820	—	(48,202)	(22,382)	(125)	—	(66,385)	(66,510)
	(+) Increase due to business combination	—	—	—	—	6,738	—	4,324	11,062
	(+/-) Changes in fair value	—	88,140	—	88,140	—	62,676	—	62,676
	(+/-) Other non-cash movements	132,405	—	6,019	138,424	(2,159)	—	(12,102)	(14,261)
	Closing balance	1,243,157	187,737	4,607,148	6,038,042	947,022	134,275	4,831,743	5,913,040

		09-30-2020		12-31-2019
		Lease liabilities (IFRS 16)	Lease liabilities, Total	Lease liabilities (IFRS 16)	Lease liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	271,025	271,025	68,187	68,187
	Increase (decrease) for changes in accounting policies	—	—	249,317	249,317
	Re-expressed opening balance	271,025	271,025	317,504	317,504
Cash flows	(+) Borrowings obtained	—	—	—	—
	(-) Borrowings paid	(55,731)	(55,731)	(80,323)	(80.323)
	(-) Commissions paid	—	—	—	—
	(-) Interest paid	(6,906)	(6,906)	(10,905)	(10.905)
	(+) Accrued interest	6,793	6,793	10,601	10,601
	(+/-) Inflation adjustment	(5,656)	(5,656)	(9,339)	(9,339)
	(+) Increase due to business combination	—	—	4,133	4,133
	(+) Increase due to new leases liabilities	14,109	14,109	52,385	52,385
	(+/-) Other non-cash movements	(9,569)	(9,569)	(13,031)	(13,031)
	Closing balance	214,065	214,065	271,025	271,025

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina and Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On December 29, 2017, Law No. 27,430 was published in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020. Law 27,541 suspended the withdrawal for the year 2020, so the tax rate for this fiscal year is 30%.

On March 25, 2019, the subsidiary Arauco Argentina S.A. chose to conduct the Tax Reappraisal set forth in Title X – Chapter 1 of Law No. 27,430. The option was exercised for all Properties, Plants and Equipments included in the category of amortizable movable assets, pursuant to the income tax law, which were adjusted to inflation using the coefficients published in such law for the purposes of calculating the aforementioned tax. The effect of the special tax in the presentation US$ 3 millions, which was paid in six instalments during year 2019. Additionally, the increase of the value of these tax assets, arising from this adjustment, generated a decrease of the liabilities for deferred taxes as of December 31, 2019 of approximately ThU.S.$12,629. Both the loss for the special tax as well as the profits for the decrease of the deferred tax, are shown in the Income tax line in period 2019.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	09-30-2020	12-31-2019
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	4,931	5,749
Deferred tax Assets relating to Accrued Liabilities	7,117	7,182
Deferred tax Assets relating to Post-Employment benefits	20,067	20,378
Deferred tax Assets relating to Property, Plant and equipment	20,667	16,609
Deferred tax Assets relating to Impairment provision	23,420	20,169
Deferred tax Assets relating to Financial Instruments	57,626	68,390
Deferred tax Assets relating to Tax Loss Carryforward	196,463	133,221
Deferred tax Assets relating to Inventories	9,586	12,460
Deferred tax Assets relating to Provisions for Income	12,441	6,631
Deferred tax Assets relating to Allowance for Doubtful Accounts	3,897	4,349
Deferred tax Assets relating to Intangible revaluation	3,676	6,044
Deferred tax Assets relating to tax credits	23,529	19,460
Deferred tax Assets relating to Other Deductible Temporary Differences	20,780	16,161
Total Deferred Tax Assets	404,200	336,803

Offsetting presentation	(397,240)	(330,736)

Net Effect	6,960	6,067

Certain subsidiaries of Arauco mainly in Chile, Brazil, Argentina and USA, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$771,066 (ThU.S.$ 512,449 at December 31, 2019), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these interim consolidated financial statements there are ThU.S.$157,739 (ThU.S.$ 188,474 at December 31, 2019) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	09-30-2020	12-31-2019
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	898,615	900,415
Deferred tax Liabilities relating to Financial Instruments	27,319	25,630
Deferred tax Liabilities relating to Biological Assets	627,596	642,221
Deferred tax Liabilities relating to Inventory	38,333	38,251
Deferred tax Liabilities relating to Prepaid Expenses	42,338	41,338
Deferred tax Liabilities relating to Intangible	14,391	17,942
Deferred tax Liabilities relating to Other Taxable Temporary Differences	19,597	25,126
Total Deferred Tax Liabilities	1,668,189	1,690,923

Offsetting presentation	(397,240)	(330,736)

Net Effect	1,270,949	1,360,187

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a credit of ThU.S.$17,589 as of September 30, 2020 (ThU.S.$4,458 as of September 30, 2019), which is presented net in Reserves for Cash Flow Hedges in the Interim Consolidated Statement of Changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2020	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive Income	Increase (decrease) Net exchange differences	Closing balance 09-30-2020
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	5,749	(282)	—	(536)	4,931
Deferred tax Assets relating to Accrued Liabilities	7,182	(23)	—	(42)	7,117
Deferred tax Assets relating to Post-Employment benefits	20,378	(366)	125	(70)	20,067
Deferred tax Assets relating to Property, Plant and equipment	16,609	4,057	—	1	20,667
Deferred tax Assets relating to Impairment provision	20,169	6,097	—	(2,846)	23,420
Deferred tax Assets relating to Financial Instruments	68,390	(3,671)	(6,172)	(921)	57,626
Deferred tax Assets relating to Tax Loss Carryforward	133,221	51,081	23,761	(11,600)	196,463
Deferred tax Assets relating to Inventories	12,460	(2,730)	—	(144)	9,586
Deferred tax Assets relating to Provisions for Income	6,631	5,840	—	(30)	12,441
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,349	(6)	—	(446)	3,897
Deferred tax Assets relating to Intangible revaluation	6,044	(793)	—	(1,575)	3,676
Deferred tax Assets relating to tax credits	19,460	4,069	—	—	23,529
Deferred tax Assets relating to Other Deductible Temporary Differences	16,161	5,663	—	(1,044)	20,780
Total Deferred Tax Assets	336,803	68,936	17,714	(19,253)	404,200

	Opening Balance 01-01-2020	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive Income	Increase (decrease) Net exchange differences	Closing balance 09-30-2020
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	900,415	13,163	—	(14,963)	898,615
Deferred tax Liabilities relating to Financial Instruments	25,630	1,689	—	—	27,319
Deferred tax Liabilities relating to Biological Assets	642,221	7,655	—	(22,280)	627,596
Deferred tax Liabilities relating to Inventory	38,251	111	—	(29)	38,333
Deferred tax Liabilities relating to Prepaid Expenses	41,338	1,042	—	(42)	42,338
Deferred tax Liabilities relating to Intangible	17,942	(939)	—	(2,612)	14,391
Deferred tax Liabilities relating to Other Taxable Temporary Differences	25,126	(2,180)	—	(3,349)	19,597
Total Deferred Tax Liabilities	1,690,923	20,541	—	(43,275)	1,668,189

	Opening Balance 01-01-2019	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive Income	Increase (decrease) through business combinations	Increase (decrease) Net exchange differences	Closing balance 12-31-2019
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	6,105	(517)	—	244	(83)	5,749
Deferred tax Assets relating to Accrued Liabilities	10,906	(3,921)	—	197	—	7,182
Deferred tax Assets relating to Post-Employment benefits	19,072	423	717	150	16	20,378
Deferred tax Assets relating to Property, Plant and equipment	10,125	6,484	—	—	—	16,609
Deferred tax Assets relating to Impairment provision	11,963	8,385	—	—	(179)	20,169
Deferred tax Assets relating to Financial Instruments	9,761	55,087	3,609	—	(67)	68,390
Deferred tax Assets relating to Tax Loss Carryforward	88,945	44,521	—	1,505	(1,750)	133,221
Deferred tax Assets relating to Inventories	5,532	6,288	—	279	361	12,460
Deferred tax Assets relating to Provisions for Income	7,443	(657)	—	112	(267)	6,631
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,001	(645)	—	68	(75)	4,349
Deferred tax Assets relating to Intangible revaluation	7,651	(1,345)	—	—	(262)	6,044
Deferred tax Assets relating to tax credits	20,375	(915)	—	—	—	19,460
Deferred tax Assets relating to Other Deductible Temporary Differences	11,328	4,470	—	731	(368)	16,161
Total Deferred Tax Assets	214,207	117,658	4,326	3,286	(2,674)	336,803

	Opening Balance 01-01-2019	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive Income	Increase (decrease) through business combinations	Increase (decrease) Net exchange differences	Closing balance 12-31-2019
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	831,471	66,656	—	4,234	(1,946)	900,415
Deferred tax Liabilities relating to Financial Instruments	14,225	11,405	—	—	—	25,630
Deferred tax Liabilities relating to Biological Assets	661,582	(15,770)	—	—	(3,591)	642,221
Deferred tax Liabilities relating to Inventory	39,025	(774)	—	—	—	38,251
Deferred tax Liabilities relating to Prepaid Expenses	37,897	3,487	—	69	(115)	41,338
Deferred tax Liabilities relating to Intangible	20,240	(1,914)	—	—	(384)	17,942
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,790	2,905	—	182	(751)	25,126
Total Deferred Tax Liabilities	1,627,230	65,995	—	4,485	(6,787)	1,690,923

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	09-30-2020		12-31-2019
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
Detail of classes of Deferred Tax Temporary Differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	207,737	—	203,582	—
Deferred Tax Assets—Tax loss carryforward	196,463	—	133,221	—
Deferred Tax Liabilities	—	1,668,189	—	1,690,923
Total	404,200	1,668,189	336,803	1,690,923

	January - September		July - September
	2020	2019	2020	2019
Detail of Temporary Difference Income and Loss Amounts	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	17,855	43,164	3,108	14,474
Deferred Tax Assets—Tax loss carryforward	51,081	30,511	19,973	2,870
Deferred Tax Liabilities	(20,541)	(32,401)	(6,844)	(10,611)
Total	48,395	41,274	16,237	6,733

Income Tax Expense

Income tax expense consists of the following:

	January - September		July - September
Income Tax composition	2020	2019	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(41,271)	(79,617)	(36,534)	2,082
Tax benefit arising from unrecognized tax assets previously used to reduce current tax expense	3,552	3,771	—	—
Prior period current income tax adjustments	1,226	(2,923)	(76)	(52)
Other current benefit tax (expenses)	(4,176)	859	(1,012)	1,566
Current Tax Expense, Net	(40,669)	(77,910)	(37,622)	3,596
Deferred tax expense relating to origination and reversal of temporary differences	(2,686)	10,763	(3,736)	3,863
Tax benefit arising from unrecognized tax assets previously used to reduce deferred tax expense	51,081	30,511	19,973	2,870
Total deferred Tax benefit (expense), Net	48,395	41,274	16,237	6,733
Income Tax benefit (expense), Total	7,726	(36,636)	(21,385)	10,329

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at September 30, 2020 and 2019:

	January - September		July - September
	2020	2019	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	2,132	(9,662)	(11,197)	7,674
Domestic current income tax expense	(42,801)	(68,248)	(26,425)	(4,078)
Total current income tax expense	(40,669)	(77,910)	(37,622)	3,596
Foreign deferred tax benefit (expense)	(14,907)	19,949	(325)	(12,149)
Domestic deferred tax benefit (expense)	63,302	21,325	16,562	18,882
Total deferred tax benefit (expense)	48,395	41,274	16,237	6,733
Total income tax benefit (expense)	7,726	(36,636)	(21,385)	10,329

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - September		July - September
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2020 ThU.S.$	2019 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%	27.0%	27.0%
Tax Expense at statutory tax rate	15,476	(51,453)	(15,508)	10,780
Tax effect of foreign tax rates	(2,061)	1,596	(420)	738
Tax effect of revenues exempt from taxation	810	35,737	621	(8,714)
Tax effect of not deductible expenses	(17,975)	(32,509)	(9,665)	11,726
Tax rate effect of previously unrecognized tax loss	—	43	—	43
Tax effect of unrecognized tax benefit in the Income Statement previously	14,301	—	3,235	—
Tax effect of a new evaluation of deferred tax assets	(1,787)	17,021	(1,009)	980
Tax Effect of tax provided in excess in prior periods	1,226	(2,923)	(76)	(52)
Other tax rate effects	(2,264)	(4,148)	1,437	(5,172)
Total adjustments to tax expense at applicable tax rate	(7,750)	14,817	(5,877)	(451)
Tax benefit (expense) at effective tax rate	7,726	(36,636)	(21,385)	10,329

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax Assets	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Monthly Provisional Payments (MPP)	26,949	190,169
Income tax receivable	115,376	27,628
Provision tax income	(819)	(39,490)
Other tax receivables	7,736	21,646
Total	149,242	199,953

Current tax Liabilities	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Provision tax income (First category)	47,187	10,626
Monthly Provisional Payments (MPP)	(30,474)	(9,309)
Other tax payables	6,768	925
Total	23,481	2,242

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment, Net	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Construction work in progress	1,725,030	1,128,431
Land	927,851	971,061
Buildings	2,248,194	2,247,996
Plant and equipment	3,008,386	3,139,761
Information technology equipment	26,096	20,906
Fixtures and fittings	14,501	13,421
Motor vehicles	15,245	14,922
Other property, plant and equipment	115,351	111,685
Total Net	8,080,654	7,648,183

Property, Plant and Equipment, Gross
Construction work in progress	1,725,030	1,128,431
Land	927,851	971,061
Buildings	4,371,529	4,268,590
Plant and equipment	6,912,395	7,004,549
Information technology equipment	100,421	91,585
Fixtures and fittings	47,224	45,703
Motor vehicles	58,403	56,771
Other property, plant and equipment	132,692	131,030
Total Gross	14,275,545	13,697,720

Accumulated depreciation and impairment
Buildings	(2,123,335)	(2,020,594)
Plant and equipment	(3,904,009)	(3,864,788)
Information technology equipment	(74,325)	(70,679)
Fixtures and fittings	(32,723)	(32,282)
Motor vehicles	(43,158)	(41,849)
Other property, plant and equipment	(17,341)	(19,345)
Total	(6,194,891)	(6,049,537)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of September 30, 2020, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	647,771	1,200,111

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of September 30, 2020 and December 31, 2019:

	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2020	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183
Changes
Additions	942,121	1,475	1,812	22,410	430	866	1,079	11,444	981,637
Disposals	—	(173)	(78)	(7,572)	—	—	(110)	(1,392)	(9,325)
Withdrawals	(224)	(692)	(1,406)	(2,421)	(96)	(1)	(8)	—	(4,848)
Depreciation	—	—	(103,962)	(213,777)	(4,892)	(2,228)	(3,295)	(866)	(329,020)
Impairment loss recognized in profit or loss	—	—	(16,790)	(31,059)	(330)	—	(80)	—	(48,259)
Increase (decrease) through net exchange differences	(6,186)	(43,825)	(30,798)	(70,631)	(440)	(227)	(457)	(5,883)	(158,447)
Increase (decrease) through transfers from construction in progress	(339,112)	5	151,420	171,044	10,518	2,670	3,092	363	—
Reclassification from lease to Property, plant and equipment	—	—	—	631	—	—	102	—	733
Total changes	596,599	(43,210)	198	(131,375)	5,190	1,080	323	3,666	432,471
Closing balance 09-30-2020	1,725,030	927,851	2,248,194	3,008,386	26,096	14,501	15,245	115,351	8,080,654

	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2019	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693
Increase (decrease) for changes in accounting policies	—	—	—	(55,015)	—	—	—	(17,237)	(72,252)
Restated opening balance	1,030,730	972,143	2,062,887	2,866,447	23,292	15,906	14,916	116,120	7,102,441
Changes
Additions	889,882	6,722	13,561	44,800	1,637	960	3,808	10,779	972,149
Acquisitions through business combinations	12,839	3,915	24,118	110,701	238	156	313	6,272	158,552
Disposals	—	(2,241)	(2,167)	(2,821)	(94)	(1)	(213)	(29)	(7,566)
Withdrawals	(6,992)	(3,442)	(3,435)	(23,231)	(2)	(1)	(36)	(13,202)	(50,341)
Depreciation	—	—	(130,454)	(297,332)	(6,426)	(2,722)	(4,111)	(1,180)	(442,225)
Impairment loss recognized in profit or loss	—	—	(15,398)	(60,219)	(337)	(14)	(74)	—	(76,042)
Increase (decrease) through net exchange differences	(1,066)	(7,530)	(479)	(1,347)	(74)	27	(31)	(918)	(11,418)
Reclassification to assets held for sale	—	—	—	990	—	—	—	—	990
Increase (decrease) through transfers from construction in progress	(796,962)	1,494	299,363	500,140	2,672	(890)	340	(6,157)	—
Reclassification from lease to Property, plant and equipment	—	—	—	1,633	—	—	10	—	1,643
Total changes	97,701	(1,082)	185,109	273,314	(2,386)	(2,485)	6	(4,435)	545,742
Closing balance 12-31-2019	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending September 30, 2020 and 2019 is as follows:

	January - September		July - September
Depreciation for the year	2020 ThU.S.$	2019 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Cost of sales	300,352	307,685	102,420	109,547
Administrative expenses	13,556	11,431	4,667	3,911
Other expenses	1,885	1,284	284	518
Total	315,793	320,400	107,371	113,976

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months from January 1, 2019 and for leases in which the underlying asset is of low value.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	09-30-2020	12-31-2019
	ThU.S.$	ThU.S.$

Property, Plant and Equipment by right of use, Net
Land	60,831	67,804
Buildings	21,328	25,940
Plant and equipment	27,100	44,753
Information technology equipment	423	574
Fixtures and fittings	819	1,138
Motor vehicles	101,371	126,587
Other property, plant and equipment	22,186	17,583
Total Net	234,058	284,379

Property, Plant and Equipment by right of use, Gross
Land	72,698	75,403
Buildings	30,312	32,266
Plant and equipment	67,643	71,394
Information technology equipment	750	757
Fixtures and fittings	1,636	1,595
Motor vehicles	168,030	164,683
Other property, plant and equipment	22,976	19,580
Total Gross	364,045	365,678

Accumulated depreciation and impairment by right of use
Land	(11,867)	(7,599)
Buildings	(8,984)	(6,326)
Plant and equipment	(40,543)	(26,641)
Information technology equipment	(327)	(183)
Fixtures and fittings	(817)	(457)
Motor vehicles	(66,659)	(38,096)
Other property, plant and equipment	(790)	(1,997)
Total	(129,987)	(81,299)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of September 30, 2020 and December 31, 2019:

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2020	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379
Changes
Additions	4,153	1,609	—	203	—	4,396	3,750	14,111
Withdrawals	—	(33)	(3,801)	—	—	(783)	(329)	(4,946)
Depreciation	(5,284)	(4,773)	(13,949)	(203)	(360)	(29,119)	(1,939)	(55,627)
Increase (decrease) through net exchange differences	(5,680)	(208)	206	(151)	41	(468)	—	(6,260)
Increase (decrease) through others	(162)	(1,207)	(109)	—	—	758	3,854	3,134
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(733)	(733)
Total changes	(6,973)	(4,612)	(17,653)	(151)	(319)	(25,216)	4,603	(50,321)
Closing balance 09-30-2020	60,831	21,328	27,100	423	819	101,371	22,186	234,058

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2019	—	—	—	—	—	—	—	—
Increase (decrease) for changes in accounting policies	65,363	20,865	76,258	310	—	144,304	17,237	324,337
Restated opening balance	65,363	20,865	76,258	310	—	144,304	17,237	324,337
Changes
Additions	8,668	10,580	5,817	449	1,595	20,531	4,745	52,385
Business combination	906	1,129	3,257	—	—	290	—	5,582
Withdrawals	—	—	(13,750)	—	—	—	—	(13,750)
Depreciation	(7,599)	(6,326)	(26,641)	(183)	(457)	(38,096)	(2,756)	(82,058)
Increase (decrease) through net exchange differences	466	(216)	137	(2)	—	(131)	—	254
Increase (decrease) through others	—	(92)	(325)	—	—	(311)	—	(728)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(1,643)	(1,643)
Total changes	2,441	5,075	(31,505)	264	1,138	(17,717)	346	(39,958)
Closing balance 12-31-2019	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379

The depreciation expense for the period ending September 30, 2020 and 2019 Property, Plant and Equipment by right of use is as follows:

	January - September		July - September
Depreciation for the period	2020 ThU.S.$	2019 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Cost of sales	44,018	48,008	13,932	11,538
Distribution costs	1,238	1,354	413	434
Administrative expenses	6,160	7,442	1,993	4,155
Total	51,416	56,804	16,338	16,127

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment for right of use. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency other than U.S. dollars.

Additionally, Arauco has recognized directly in the interim consolidated statement of profit or loss, the following leases concepts excluded from the application of IFRS 16:

	January - September
	2020 ThU.S.$	2019 ThU.S.$
Expenses from payments of variable leases	100,902	121,626
Expenses from low value leases	3,000	4,360
Expenses from short-term leases	24,079	23,273
Total	127,982	149,259

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of Financial Lease Minimum Payments:

	09-30-2020
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	206	18	188
Between one and five years	53	—	53
More than five years	—	—	—
Total	259	18	241

	12-31-2019
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	960	48	912
Between one and five years	200	—	200
More than five years	—	—	—
Total	1,160	48	1,112

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. REVENUE

	January - September		July - September
Classes of revenue	2020 ThU.S.$	2019 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Revenue from sales of goods	3,324,674	4,057,979	1,186,123	1,368,205
Revenue from rendering of services	55,279	68,932	16,790	18,950
Total	3,379,953	4,126,911	1,202,913	1,387,155

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - September		July - September
	2020 ThU.S.$	2019 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Employee expenses	437,995	499,843	147,436	166,910
Wages and salaries	425,889	485,144	142,090	161,577
Severance indemnities	12,106	14,699	5,346	5,333

	09-30-2020	12-31-2019
Discount rate	1.81%	1.81%
Inflation	3.00%	3.00%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014

(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the CMF (Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(5,821)
Decrease in 100 bps	6,682
Wage growth rates
Increase in 100 bps	5,999
Decrease in 100 bps	(5,242)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of September 30, 2020 and December 31, 2019:

	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Current	5,869	5,965
Non-current	68,466	69,464
Total	74,335	75,429

Reconciliation of the present value of severance indemnities obligations	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Opening balance	75,429	70,551
Business combinations	—	462
Current service cost	4,316	5,884
Interest cost	2,572	3,855
(Gains) losses from changes in actuarial assumptions	—	6,095
Actuarial gains and losses arising from experience	464	(3,440)
Benefits paid	(4,642)	(3,028)
Increase (decrease) for foreign currency exchange rates changes	(3,804)	(4,950)
Closing balance	74,335	75,429

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

September 30, 2020	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	904,397	5,174	80,091	53,193	31,333	7,575	80,895	—	1,162,658
Other current financial assets	12,642	—	—	—	—	75	—	—	12,717
Other current non-financial assets	31,736	86	21,263	4,490	972	4,356	90,311	—	153,214
Trade and other current receivables	464,323	6,558	38,595	16,787	32,062	7,414	60,335	3,750	629,824
Accounts receivable due from related companies	371	—	561	—	—	—	7,135	—	8,067
Current Inventories	918,733	—	55,051	—	24,884	—	—	—	998,668
Current biological assets	228,270	—	42,073	—	—	—	—	—	270,343
Current tax assets	32,641	567	980	2,532	2,851	739	108,932	—	149,242
Non-current assets or disposal groups classified as held for sale	2,593,113	12,385	238,614	77,002	92,102	20,159	347,608	3,750	3,384,733
Non-current assets or disposal groups classified as held for sale	3,815	—	14	—	42	—	—	—	3,871

Total Current Assets	2,596,928	12,385	238,628	77,002	92,144	20,159	347,608	3,750	3,388,604

Non-Current Assets
Other non-current financial assets	181	—	—	—	—	—	772	—	953
Other non-current non-financial assets	1,722	—	15,719	521	728	90	103,526	—	122,306
Trade and other non-current receivables	3,160	—	64	—	—	—	3,325	116	6,665
Investments accounted for using equity method	79,866	165,890	30,455	—	—	—	22,156	—	298,367
Intangible assets other than goodwill	96,595	—	1,259	—	35	—	—	—	97,889
Goodwill	42,111	—	15,990	—	—	—	—	—	58,101
Property, plant and equipment	7,622,346	—	335,524	—	122,468	—	316	—	8,080,654
Right of use assets	215,121	—	18,937	—	—	—	—	—	234,058
Non-current biological assets	3,039,171	—	261,078	—	—	—	—	—	3,300,249
Deferred tax assets	5,469	—	1,089	—	402	—	—	—	6,960

Total Non-Current Assets	11,105,742	165,890	680,115	521	123,633	90	130,095	116	12,206,202

Total Assets	13,702,670	178,275	918,743	77,523	215,777	20,249	477,703	3,866	15,594,806

September 30, 2020	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	215,271	1,427	685	—	—	—	—	56,885	274,268
Current lease liabilities	14,553	85	2,738	—	1,807	112	30,231	14,158	63,684
Trade and other current payables	174,367	7,791	61,377	14,560	23,256	8,122	277,252	29,671	596,396
Accounts payable to related companies	229	—	—	—	—	—	2,960	—	3,189
Other current provisions	338	—	—	—	—	—	—	—	338
Current tax liabilities	1,097	—	4,309	—	6	26	18,043	—	23,481
Current provisions for employee benefits	—	—	—	—	—	—	5,869	—	5,869
Other current non-financial liabilities	6,545	51	21,463	2,821	3,157	36	5,273	—	39,346

Total Liabilities, current	412,400	9,354	90,572	17,381	28,226	8,296	339,628	100,714	1,006,571

Non-Current Liabilities
Other non-current financial liabilities	4,229,620	504,700	674	—	—	—	—	1,028,780	5,763,774
Non-current lease liabilities	68,984	240	13,976	—	5,404	91	47,381	14,305	150,381
Other non-current provisions	—	—	3,700	26,358	—	—	—	—	30,058
Deferred tax liabilities	1,208,594	—	58,296	—	4,059	—	—	—	1,270,949
Non-current provisions for employee benefits	—	—	—	—	1,047	—	67,419	—	68,466
Other non-current non-financial liabilities	20	—	76,197	16	—	—	22	—	76,255

Total non-current liabilities	5,507,218	504,940	152,843	26,374	10,510	91	114,822	1,043,085	7,359,883

									—

Total Liabilities	5,919,618	514,294	243,415	43,755	38,736	8,387	454,450	1,143,799	8,366,454

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2019	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	1,412,688	2,264	50,868	11,292	13,684	6,756	62,460	—	1,560,012
Other current financial assets	3,370	—	—	—	—	—	—	—	3,370
Other current non-financial assets	24,554	95	15,134	8,014	1,244	6,742	118,327	—	174,110
Trade and other current receivables	435,663	8,483	56,039	11,218	33,981	7,287	86,954	2,690	642,315
Accounts receivable due from related companies	1,319	—	197	—	—	—	15,512	498	17,526
Current Inventories	931,619	—	90,362	—	31,886	—	—	—	1,053,867
Current biological assets	209,844	—	65,948	—	—	—	—	—	275,792
Current tax assets	7,955	234	9,246	2,908	2,936	2,658	174,016	—	199,953
Non-current assets or disposal groups classified as held for sale	3,027,012	11,076	287,794	33,432	83,731	23,443	457,269	3,188	3,926,945
Non-current assets or disposal groups classified as held for sale	3,814	—	572	—	50	—	—	—	4,436

Total Current Assets	3,030,826	11,076	288,366	33,432	83,781	23,443	457,269	3,188	3,931,381

Non-Current Assets
Other non-current financial assets	9,395	—	—	—	—	—	—	—	9,395
Other non-current non-financial assets	1,889	—	10,962	1,054	884	90	97,535	—	112,414
Trade and other non-current receivables	3,691	—	351	—	—	—	2,983	2,431	9,456
Investments accounted for using equity method	77,725	168,880	41,811	—	—	—	4,702	—	293,118
Intangible assets other than goodwill	104,165	—	1,992	—	95	—	—	—	106,252
Goodwill	43,373	—	22,378	—	—	—	—	—	65,751
Property, plant and equipment	7,024,518	—	471,620	—	151,692	—	353	—	7,648,183
Right of use assets	256,524	—	27,855	—	—	—	—	—	284,379
Non-current biological assets	3,021,411	—	372,223	—	—	—	—	—	3,393,634
Deferred tax assets	5,897	—	—	—	170	—	—	—	6,067

Total Non-Current Assets	10,548,589	168,880	949,191	1,054	152,841	90	105,573	2,431	11,928,649

Total Assets	13,579,415	179,956	1,237,557	34,486	236,622	23,533	562,842	5,619	15,860,030

December 31, 2019	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	215,453	41	4,391	—	—	—	—	240,961	460,846
Current lease liabilities	7,357	52	6,108	—	2,361	117	33,575	19,638	69,208
Trade and other current payables	155,524	20,414	70,259	14,365	22,272	10,322	348,155	31,746	673,057
Accounts payable to related companies	454	—	—	—	—	—	8,426	—	8,880
Other current provisions	444	—	—	—	815	—	—	—	1,259
Current tax liabilities	1,784	—	—	—	246	—	212	—	2,242
Current provisions for employee benefits	—	—	—	—	—	—	5,965	—	5,965
Other current non-financial liabilities	7,353	59	20,022	3,128	2,711	2,335	4,457	—	40,065

Total Liabilities, current	388,369	20,566	100,780	17,493	28,405	12,774	400,790	292,345	1,261,522

Non-Current Liabilities
Other non-current financial liabilities	4,245,493	116,218	1,791	—	—	—	—	1,088,692	5,452,194
Non-current lease liabilities	76,228	—	22,299	—	7,664	160	73,471	21,995	201,817
Other non-current payables	2,230	—	—	—	—	—	—	—	2,230
Other non-current provisions	12	—	5,226	26,527	—	—	—	—	31,765
Deferred tax liabilities	1,271,282	—	84,420	—	4,485	—	—	—	1,360,187
Non-current provisions for employee benefits	836	—	—	—	285	—	68,343	—	69,464
Other non-current non-financial liabilities	24	—	111,380	19	—	—	13	—	111,436

Total non-current liabilities	5,596,105	116,218	225,116	26,546	12,434	160	141,827	1,110,687	7,229,093

									—

Total Liabilities	5,984,474	136,784	325,896	44,039	40,839	12,934	542,617	1,403,032	8,490,615

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2020			12-31-2019
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	783,916	222,655	1,006,571	844,866	416,657	1,261,523

Other current financial liabilities	130,515	143,753	274,268	93,182	367,664	460,846
U.S Dollar	92,896	122,375	215,271	89,688	125,765	215,453
Euros	1,427	—	1,427	—	41	41
Brazilian Real	78	607	685	1,462	2,929	4,391
U.F.	36,114	20,771	56,885	2,032	238,929	240,961

Bank Loans	54,285	109,498	163,783	69,971	113,334	183,305
U.S Dollar	52,780	108,891	161,671	68,509	110,364	178,873
Euros	1,427	—	1,427	—	41	41
Brazilian Real	78	607	685	1,462	2,929	4,391

Other Loans	76,230	34,255	110,485	23,211	254,330	277,541
U.S Dollar	40,116	13,484	53,600	21,179	15,401	36,580
U.F.	36,114	20,771	56,885	2,032	238,929	240,961

Current lease liabilities	16,042	47,642	63,684	21,518	47,690	69,208
U.S Dollar	2,627	11,926	14,553	4,570	2,787	7,357
Euros	24	61	85	24	28	52
Brazilian Real	684	2,054	2,738	1,644	4,464	6,108
Mexican Pesos	370	1,437	1,807	1,235	1,126	2,361
Other currencies	38	74	112	26	91	117
Chilean Pesos	8,013	22,218	30,231	8,313	25,262	33,575
U.F.	4,286	9,872	14,158	5,706	13,932	19,638

Trade and other current payables	568,271	28,125	596,396	672,809	248	673,057
U.S Dollar	174,154	213	174,367	155,501	23	155,524
Euros	7,791	—	7,791	20,414	—	20,414
Brazilian Real	35,411	25,966	61,377	70,140	119	70,259
Argentine Pesos	14,560	—	14,560	14,365	—	14,365
Mexican Pesos	21,310	1,946	23,256	22,166	106	22,272
Other currencies	8,122	—	8,122	10,322	—	10,322
Chilean Pesos	277,252	—	277,252	348,155	—	348,155
U.F.	29,671	—	29,671	31,746	—	31,746

Accounts payable to related companies	3,189	—	3,189	8,880	—	8,880
U.S Dollar	229	—	229	454	—	454
Chilean Pesos	2,960	—	2,960	8,426	—	8,426

Other current provisions	338	—	338	444	815	1,259
U.S Dollar	338	—	338	444	—	444
Mexican Pesos	—	—	—	—	815	815

Current tax liabilities	21,013	2,468	23,481	2,031	211	2,242
U.S Dollar	1,097	—	1,097	1,784	—	1,784
Brazilian Real	4,309	—	4,309	—	—	—
Mexican Pesos	6	—	6	246	—	246
Other currencies	26	—	26	—	—	—
Chilean Pesos	15,575	2,468	18,043	1	211	212

Current provisions for employee benefits	5,202	667	5,869	5,938	27	5,965
Chilean Pesos	5,202	667	5,869	5,938	27	5,965

Other current non-financial liabilities	39,346	—	39,346	40,063	2	40,065
U.S Dollar	6,545	—	6,545	7,353	—	7,353
Euros	51	—	51	59	—	59
Brazilian Real	21,463	—	21,463	20,022	—	20,022
Argentine Pesos	2,821	—	2,821	3,128	—	3,128
Mexican Pesos	3,157	—	3,157	2,711	—	2,711
Other currencies	36	—	36	2,335	—	2,335
Chilean Pesos	5,273	—	5,273	4,455	2	4,457

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2020				12-31-2019
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	1,514,803	1,168,270	4,676,810	7,359,883	1,534,114	1,169,993	4,524,986	7,229,093

Other non-current financial liabilities	649,390	1,117,736	3,996,648	5,763,774	531,475	1,080,656	3,840,063	5,452,194
U.S Dollar	461,846	920,449	2,847,325	4,229,620	432,496	968,514	2,844,483	4,245,493
Euros	117,456	119,208	268,036	504,700	22,236	29,648	64,334	116,218
Brazilian Real	674	—	—	674	1,791	—	—	1,791
U.F.	69,414	78,079	881,287	1,028,780	74,952	82,494	931,246	1,088,692

Bank Loans	267,896	543,442	268,036	1,079,374	196,611	502,772	64,334	763,717
U.S Dollar	149,766	424,234	—	574,000	172,584	473,124	—	645,708
Euros	117,456	119,208	268,036	504,700	22,236	29,648	64,334	116,218
Brazilian Real	674	—	—	674	1,791	—	—	1,791

Other Loans	381,494	574,294	3,728,612	4,684,400	334,865	577,884	3,775,728	4,688,477
U.S Dollar	312,080	496,215	2,847,325	3,655,620	259,913	495,390	2,844,482	3,599,785
U.F.	69,414	78,079	881,287	1,028,780	74,952	82,494	931,246	1,088,692
Non-current lease liabilities	86,520	22,498	41,363	150,381	117,608	46,408	37,801	201,817
U.S Dollar	19,093	13,647	36,244	68,984	27,570	21,621	27,037	76,228
Euros	162	78	—	240
Brazilian Real	4,745	4,479	4,752	13,976	6,970	6,336	8,993	22,299
Mexican Pesos	3,581	1,823	—	5,404	3,546	3,296	822	7,664
Other currencies	91	—	—	91	160	—	—	160
Chilean Pesos	46,059	1,322	—	47,381	61,283	12,072	116	73,471
U.F.	12,789	1,149	367	14,305	18,079	3,083	833	21,995

Other non-current payables	—	—	—	—	2,230	—	—	2,230
U.S Dollar	—	—	—	—	2,230	—	—	2,230

Other non-current provisions	30,058	—	—	30,058	31,765	—	—	31,765
U.S Dollar	—	—	—	—	12	—	—	12
Brazilian Real	3,700	—	—	3,700	5,226	—	—	5,226
Argentine Pesos	26,358	—	—	26,358	26,527	—	—	26,527

Deferred tax liabilities	649,851	—	621,098	1,270,949	741,164	7,254	611,769	1,360,187
U.S Dollar	587,496	—	621,098	1,208,594	659,513	—	611,769	1,271,282
Brazilian Real	58,296	—	—	58,296	77,166	7,254	—	84,420
Mexican Pesos	4,059	—	—	4,059	4,485	—	—	4,485

Non-current provisions for employee benefits	68,466	—	—	68,466	69,464	—	—	69,464
U.S Dollar	—	—	—	—	836	—	—	836
Mexican Pesos	1,047	—	—	1,047	285	—	—	285
Chilean Pesos	67,419	—	—	67,419	68,343	—	—	68,343

Other non-current non-financial liabilities	30,518	28,036	17,701	76,255	40,407	35,675	35,354	111,436
U.S Dollar	20	—	—	20	24	—	—	24
Brazilian Real	30,460	28,036	17,701	76,197	40,351	35,675	35,354	111,380
Argentine Pesos	16	—	—	16	19	—	—	19
Chilean Pesos	22	—	—	22	13	—	—	13

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco Canada Ltd.	Canada	Canadian Dollar
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Arauco Quimica S.A. de C.V.	Mexico	Mexican pesos
Arauco Serviquimex, S.A. de C.V.	Mexico	Mexican pesos
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
Tablered Araucomex, S.A. de C.V.	Mexico	Mexican pesos

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - September		July - September
	2020	2019	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(117,130)	(28,739)	(9,405)	6,850
Arauco Forest Brasil S.A.	(107,600)	(26,850)	(8,246)	6,427
Arauco Florestal Arapoti S.A.	(26,992)	(6,339)	(1,935)	1,537
Sonae Arauco S.A.	7,224	(8,426)	6,999	2,382
Arauco Argentina S.A.	(9)	(1,054)	(2)	1,013
Arauco Canada Ltd.	(2,774)	2,687	4,228	3,228
Arauco Industria México S.A. de C.V.	(30,678)	(4,759)	5,498	(4,695)
Others	(863)	(1,391)	49	4,929
Total reserve of exchange differences on translation	(278,822)	(74,871)	(2,814)	21,671

Effect of foreign exchange rates changes

	January - September		July - September
	2020	2019	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(16,186)	(19,509)	13,898	(12,290)

Reserve of exchange differences on translation (with Non-controlling interests)	(285,017)	(76,473)	(3,625)	(89,952)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these interim consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January - September		July - September
	2020	2019	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.63%	4.43%	4.64%	4.35%
Amount of the capitalized interest cost, property, plant and equipment	30,173	17,547	12,191	5,012

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 09-30-2020			% Ownership interest 12-31-2019
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9707	90.0093	99.9800	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Canada Ltd.	Canada	Canadian dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.0681	98.9309	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5230	99.4760	99.9990	0.5493	99.4497	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.0809	89.9182	99.9991	10.0809	89.9182	99.9991
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco North America, Inc.	United States	U.S. Dollar	0.0001	99.9989	99.9990	0.0001	99.9989	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Química S.A. de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Serviquimex, S.A. de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	99.9990	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos	—	57.0831	57.0831	—	57.0831	57.0831
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9985	99.9985	—	99.9985	99.9985
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.5683	98.5683	—	98.5676	98.5676
78049140- K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	—	—	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	—	—	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	—	—	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. Dollar	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9800	99.9800	—	99.9801	99.9801
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Prime-Line,Inc.	United States	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Savitar S.A.	Argentina	Argentine pesos	—	—	—	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330- K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997
-	Tablered Araucomex, S.A. de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	99.9990	99.9990

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Employee Benefits for Key Management Personnel

	January - September		July - September
	2020	2019	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	47,380	59,371	15,598	16,402
Per diem compensation to members of the Board of Directors	1,648	1,825	561	600
Termination benefits	3,042	6,050	824	4,608
Total	52,070	67,246	16,983	21,610

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	7	14
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,761	1,834
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	30 days	670	10,519
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	561	197
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	-	—	43
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	30 days	21	—
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	911	834
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	992	931
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	30 days	1,046	1,319
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	371	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	UF	-	—	498
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	10- may-21	436	—
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	28- Oct-20	285	278
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	30 days	1,006	1,058
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	-	—	1

TOTAL						8,067	17,526

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	2,779	8,075
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	142	156
Red to Green S.A.	86.370.800-1	Common Stockholder	Chile	Chilean pesos	-	—	1
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	30 days	8	68
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	4	96
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	-	—	5
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	227	447
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	-	—	4
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	24	—
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	-	—	2
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	-	—	11
Air BP Copec	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	3	8
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	2	7

TOTAL						3,189	8,880

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	1,636	2,864
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	38,676	64,271
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	10,524	10,662
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	—	2,206
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	29,751	41,349
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	3,712	4,547
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	545	828
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	193	524
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	Electrical Power	292	240
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,183	1,988
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	206	256
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	Other purchases	333	193
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Residual handling services and other purchases	141	215

Sales and other transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	Electrical Power	53	543
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	13,052	18,764
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, wood and chips	21,100	29,543
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	5,702	1,467
CMPC Tissue S.A.	96.529.310-8	Common Stockholder	Chile	Chilean pesos	Pulp	3,681	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	2,638	3,350
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Loan (capital + interests)	33	718
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Wood, plywood and boards	421	787

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On September 1, 2019, the corporation Prime-Line, Inc. was acquired through the subsidiary Arauco North America, Inc. The price paid was ThU.S.$12,626. This transaction generated a goodwill for ThU.S.$ 732.

On January 31, 2019, Arauco’s subsidiaries Inversiones Arauco Internacional Limitada and Araucomex, S.A. de C.V., closed the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V. (currently Arauco Industria de Mexico, S.A. de C.V.), Maderas y Sintéticos Servicios, S.A. de C.V. (currently Araucomex Servicios, S.A. de C.V.), Masisa Manufactura, S.A. de C.V. (currently Arauco Serviquimex, S.A. de C.V.), Placacentro Masisa México, S.A. de C.V. (currently Tablered Araucomex, S.A. de C.V.) y Masnova Química, S.A. de C.V. (currently Arauco Química S.A. de C.V.).

The final price of the transaction was ThU.S.$168,680 and was paid in 2019.

The main assets acquired, consist of two industrial complexes located in Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 339,000 m3; a MDF line of with an annual installed capacity of 220,000 m3; melamine (or TFL) lines with an annual total installed capacity of 309,000 m3 ; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2.

Arauco carried out the initial recognition of the acquisition of these companies based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period will not exceed the term of one year as from the acquisition date. During the year 2019, after finalizing the determination of fair values for the acquisition of these companies in Mexico, Arauco recognized a profit of ThU.S.$ 21,674 in Other Gains (Losses) in the Consolidated Statements of Profit or Loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The table below shows the fair values of assets and liabilities at the date of the transaction:

Masisa Mexico Group	01-31-2019 ThU.S.$
Cash and cash equivalent	9,164
Other current non-financial	321
Trade and other current receivables (*)	23,163
Accounts receivable from related companies	27,702
Inventories	30,477
Current tax assets	8,769
Investments accounted for using equity method	278
Property, plant and equipment	155,722
Deferred tax assets	3,701
Non-Current Assets or disposal groups classified as held for sale	49

Total assets	259,346

Trade and other current payables	2,024
Accounts payable to related companies	27,100
Other current provisions	17,832
Current tax liabilities	3,243
Deferred tax liabilities	14,368
Non-current provisions for employee benefits	4,426

Total liabilities	68,993

Total equity	190,353

(*)	Trade receivables and other current receivables have an insignificant risk of bad debt. At the acquisition date, the bad debt provision was near to 1%, which is in accordance with the Arauco policy.

The following table shows revenue and net profit recognized from the acquisition date through December 31, 2019:

Masisa Mexico Group	02-01-2019 to 12-31-2019 ThU.S.$
Revenue	138,803
Net loss	995

If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and profit for the year ended December 31, 2019 would have been:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-December 2019 (Pro-forma) ThU.S.$
Revenue	5,353,354
Net profit	58,472

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

As of September 30, 2020, there were no new investments in associates to report.

On April 5, 2019 Celulosa Arauco y Constitución S.A. sold its participation in Puertos y Logística S.A. to DP World Group for a total amount of ThU.S.$ 101,972. This operation generated a profit of ThU.S$ 18,875.

The following tables set forth information about Investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	09-30-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$58,559	ThU.S.$55,032

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	09-30-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$ 205	ThU.S.$ 172

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	09-30-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$6	ThU.S.$(2)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	09-30-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$7	ThU.S.$7

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	09-30-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$27,701	ThU.S.$38,370

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
09-30-2020	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	29	3,295	4,209	2	15	7,550
Non-current	—	118,937	3,123	70,455	36	46	192,597
Total	—	118,966	6,418	74,664	38	61	200,147

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	83	3,138	117	—	5	3,343
Non-current	—	—	2,255	18,015	5	32	20,307
Equity	—	118,883	1,026	56,532	33	24	176,498
Total	—	118,966	6,419	74,664	38	61	200,148

09-30-2020
Revenues	—	—	3,408	4,782	—	—	8,190
Expenses	—	7,041	(3,073)	(2,816)	—	(2)	1,150
Profit or loss (continuing operations)	—	7,041	335	1,966	—	(2)	9,340
Other comprehensive income	—	—	—	—	—	—	—
Comprehensive income	—	7,041	335	1,966	—	(2)	9,340
Dividends	—	—	—	1,148	—	—	1,148

	Assets
12-31-2019	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	29	9,974	4,992	2	25	15,022
Non-current	—	111,896	3,436	99,943	36	19	215,330
Total	—	111,925	13,410	104,935	38	44	230,352

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	98	10,222	965	—	9	11,294
Non-current	—	—	2,325	25,664	5	42	28,036
Equity	—	111,827	863	78,306	33	(7)	191,022
Total	—	111,925	13,410	104,935	38	44	230,352

09-30-2019
Revenues	42,362	—	3,631	5,297	—	—	51,290
Expenses	(42,350)	4,878	(3,521)	(2,356)	—	(2)	(43,351)
Profit or loss (continuing operations)	12	4,878	110	2,941	—	(2)	7,939
Other comprehensive income	7,540		—	—	—	—	7,540
Comprehensive income	7,552	4,878	110	2,941	—	(2)	15,479
Dividends	6,060	—	—	—	—	—	6,060

Reconciliation of Investment in Associates and Joint Ventures

	09-30-2020	12-31-2019
	ThU.S.$	ThU.S.$
Opening balance as of January 1 Changes	293,118	358,053
Investment in joint ventures, additions (*)	20,002	2,741
Disposals, investment in associates and joint ventures (**)	—	(58,850)
Share of profit (loss) in investment in associates	4,532	7,416
Share of profit (loss) in investment in joint ventures	(3,714)	359
Dividends Received, Investments in Associates	(4,042)	(13,601)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(4,891)	(5,440)
Other increase (decrease) in investment and associates and joint ventures	(6,638)	2,440
Total changes	5,249	(64,935)
Closing balance	298,367	293,118

(*)

During the period ended September 2020, Arauco Bioenegía S.A. has made three contributions to Parque Eólico Ovejera del Sur SpA, one for M$ 53,000 on February 01, the second for M$ 100,000 on May 15, and the third for M$30,000. These amounts are equivalent to ThU.S.$ 227 corresponding to 183 shares.

During the first quarter of 2020, Maderas Arauco S.A. has made two contributions to E2E S.A, one for M$300,000 on January 29 and the second for M$11,700,000 on February 03. Both are equivalent to ThU.S.$ 15,022.

On July 29, 2020 Agrícola El Paque SpA was constituted. Forestal Arauco S.A. contributed with non-monetary assets for M$ 3,651,895 equivalent to ThU.S.$4,753.

(**)	ThU.S.$ 56,492 account for the carrying amount of investment in Puertos y Logística S.A., which was sold on April 5, 2019.

	09-30-2020	12-31-2019
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	86,477	93,579
Carrying amount of joint ventures accounted for using equity method	211,890	199,539
Total investment accounted for using equity method	298,367	293,118

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On July 29, 2020 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola El Paque SpA, which was established for the plantating, construction and integral management of agricultural projects. The capital contributed by Forestal Arauco S.A. was M$3,651,895 equivalent to ThU.S.$ 4,753.

Between January and February 2020, Arauco through its subsidiary Maderas Arauco S.A. has contributed M$ 12,000,000 (equivalent to ThU.S.$ 15,022) to E2E S.A., representing 50% of the interest in this company.

Between February and September 2020, Arauco through its subsidiary Arauco Bioenergía S.A. has contributed ThU.S.$ 227 to Parque Eólico Ovejera Sur SpA., representing 50% of the interest in this company.

On April 1, 2019 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola San Gerado SpA, which was established with the special purpose of developing an agricultural project in Molina. The capital contributed by Forestal Arauco S.A. was M$1,570,000 (equivalent to ThU.S.$ 2,162 as of December 31, 2019).

As of September 30, 2020 and December 31, 2019, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	09-30-2020		12-31-2019
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	315,617	224,882	346,498	206,683
Non-current	2,109,908	327,660	2,158,586	444,181
Equity	—	1,872,983	—	1,854,220
Total Joint Arrangement	2,425,525	2,425,525	2,505,084	2,505,084

Investment	936,492		927,110

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Income	472,897	666,862
Expenses	(448,056)	(446,350)
Joint Arrangement Net Income (Loss)	24,841	220,512

	09-30-2020		12-31-2019
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	51,307	3,879	37,625	2,180
Non-current	162,347	10,395	172,913	9,046
Equity	—	199,380	—	199,312
Total Joint Arrangement	213,654	213,654	210,538	210,538

Investment	99,690		99,656

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Income	16,839	12,703
Expenses	(16,771)	(10,123)
Joint Arrangement Net Income (Loss)	68	2,580

	09-30-2020		12-31-2019
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	170,580	248,780	148,550	209,665
Non-current	847,631	134,044	808,647	117,443
Equity	—	635,387	—	630,089
Total Joint Arrangement	1,018,211	1,018,211	957,197	957,197

Investment	317,694		315,045

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Income	180,760	189,188
Expenses	(176,279)	(189,574)
Joint Arrangement Net Income (Loss)	4,481	(386)

	09-30-2020		12-31-2019
Zona Franca Punta Pereira S.A (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,789	113,184	5,823	115,627
Non-current	455,934	21,309	464,151	19,740
Equity	—	328,230	—	334,607
Total Joint Arrangement	462,723	462,723	469,974	469,974

Investment	164,115		167,304

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Income	13,706	13,620
Expenses	(20,083)	(14,562)
Joint Arrangement Net Income (Loss)	(6,377)	(942)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

	09-30-2020		12-31-2019
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,040	4,603	6,674	3,761
Non-current	3,108	36	4,024	55
Equity	—	5,509	—	6,882
Total Joint Arrangement	10,148	10,148	10,698	10,698

Investment	2,755		3,441

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Income	11,568	12,095
Expenses	(10,917)	(11,931)
Joint Arrangement Net Income (Loss)	651	164
Other comprehensive income	—	—
Comprehensive income	651	164
Dividends	—	—

	09-30-2020		12-31-2019
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	15,890	3,666	21,449	4,930
Non-current	34,348	4,369	33,442	4,917
Equity	—	42,203	—	45,044
Total Joint Arrangement	50,238	50,238	54,891	54,891

Investment	21,102		22,522

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Income	30,040	34,668
Expenses	(27,092)	(31,014)
Joint Arrangement Net Income (Loss)	2,948	3,654
Other comprehensive income	—	—
Comprehensive income	2,948	3,654
Dividends	2,895	496

.	09-30-2020		12-31-2019
Sonae Arauco S.A	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	672,281	274,143	216,342	215,632
Non-current	314,765	381,121	695,902	358,851
Equity	—	331,781	—	337,761
Total Joint Arrangement	987,046	987,045	912,244	912,244

Net assets	138,717		140,146
Net asset adjustment (Goodwill)	27,174		28,735
Investment	165,891		168,881

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Income	569,207	677,741
Expenses	(577,901)	(677,534)
Joint Arrangement Net Income (Loss)	(8,694)	207
Other comprehensive income	—	—
Comprehensive income	(8,694)	207
Dividends	—	6,634

	09-30-2020		12-31-2019
Agrícola El Paque SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	4,542	35	—	—
Non-current	4,760	—	—	—
Equity	—	9,267	—	—
Total Joint Arrangement	9,302	9,302	—	—

Investment	4,634		—

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Income	—	—
Expenses	—	—
Joint Arrangement Net Income (Loss)	—	—

Other comprehensive income	—	—
Comprehensive income	—	—
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2020		12-31-2019
Parque Eólico Ovejera del Sur SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	132	5	95	2
Non-current	1,737	—	1,505	5
Equity	—	1,864	—	1,593
Total Joint Arrangement	1,869	1,869	1,600	1,600

Investment	932		797

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Income	—	—
Expenses	(78)	(84)
Joint Arrangement Net Income (Loss)	(78)	(84)
Other comprehensive income	—	—
Comprehensive income	(78)	(84)
Dividends	—	—

	09-30-2020		12-31-2019
E2E S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	8,428	2,312	3,045	1,331
Non-current	27,362	1,240	3,099	1,336
Equity	—	32,238	—	3,477
Total Joint Arrangement	35,790	35,790	6,144	6,144

Investment	16,119		1,739

	09-30-2020 ThU.S.$	09-30-2019 ThU.S.$
Income	800	170
Expenses	(1,556)	(1,143)
Joint Arrangement Net Income (Loss)	(756)	(973)
Other comprehensive income	—	—
Comprehensive income	(756)	(973)
Dividends	—	—

	09-30-2020		12-31-2019
Agrícola San Gerardo SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	596	87	—	—
Non-current	3,299	—	2,162	—
Equity	—	3,808	—	2,162
Total Joint Arrangement	3,895	3,895	2,162	2,162

Investment	1,904		1,081

	09-30-2020	09-30-2019
	ThU.S.$	ThU.S.$

Income	—	—
Expenses	(156)	—
Joint Arrangement Net Income (Loss)	(156)	—
Other comprehensive income	—	—
Comprehensive income	(156)	—
Dividends	—	—

NOTE 17. IMPAIRMENT OF ASSETS

As a result of current market conditions generated by the fall in prices, the impairment tests carried out at the CGU yielded a impairment provision of ThU.S.$12,515 of Property, plant and equipment and spare parts from Inventories (ThU.S.$43,181 as of December 31, 2019) in connection with two plants of Wood products business area in USA. For these calculations a discount rate of 8% was used.

In addition, due to the modernization and expansion project of the Arauco Mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), as of September 30, 2020, an impairment provision due to a reduction in the useful lives for the CGU Line 1 of Arauco Mill (Pulp business) was recorded in an amount of ThU.S.$68,873 (ThU.S.$33,570 as of December 31, 2019). For this calculation a discount rate of 6.1% was used. The Line 1 of the Arauco mill will be permanently shut down when the MAPA project is completed.

Both impairment provision charges are presented in the consolidated statement of Profit or Loss in Other expenses line.

Provisions for impairment of property, plant and equipment due to technical obsolescence (does not include the CGU impairments discussed above) have been recorded as of September 30, 2020 and December 31, 2019, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence

	09-30-2020	12-31-2019
Provisions for impairment of property, plant and equipment	ThU.S.$13,513	ThU.S.$13,774

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$58,101 (ThU.S.$ 65,751 at December 31, 2019), as shown below:

	09-30-2020	12-31-2019
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,694	40,765
Arauco do Brasil S.A. (Pien mill)	15,990	22,378
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Arauco Argentina S.A. (Forestal Nuestra Señora del Carmen S.A.)	—	1,191
Forestal Arauco S.A. (Forestal Los Lagos S.A.)	685	685

Closing balance	58,101	65,751

	09-30-2020	12-31-2019
Goodwill	ThU.S.$	ThU.S.$
Opening balance at January 1	65,751	65,851
Increase (decrease) due to business combination	—	732
Increase (decrease) in foreign currency exchange	(7,650)	(832)
Closing balance	58,101	65,751

Of the total of goodwill, ThU.S.$ 40,694 (ThU.S.$ 40,765 as of December 31, 2019) are generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc, on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, applying a real discount rate of 8% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$15,990 (ThU.S.$ 22,378 as of December 31, 2019).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7.4% real discount rate that reflects current evaluations for the panel segment in Brazil.

As of September 30, 2020 and December 31, 2019, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 (equal to ThU.S.$5,800 as of September 30, 2020). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$1,534 as of September 30, 2020), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$4,266 as of as of September 30, 2020) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. (case file 24,758-2018).

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

On October 29, 2019 the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A., finding unconstitutional and declaring the inapplicability of section 53, paragraph 3 of the Tax Code in the context of the proceeding “Celulosa Arauco y Constitución S.A. with SII Large taxpayers”, which is in the Supreme Court docket as a result of a cassation appeal (based on form and content) under case file 24,758-2018.

Currently, the case is related to the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of as of September 30, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 5,959 as of September 30, 2020). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in agreement, and the Minister Ms. Sibel Villalobos Volpi was appointed to draft the ruling.

On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges. On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of September 30, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus $575,000,000 (equal to ThU.S.$ 730 as of September 30, 2020) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 (equivalent to ThU.S.$ 14,197 as of September 30, 2020), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 (equivalent to ThU.S.$ 6,344 as of September 30, 2020) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A. Currently, the case is filed, but notification for Servicios Logísticos Arauco S.A. is pending.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of September 30, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On July 11, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

On July 30, 2019, the final ruling was issued down rejecting both the main and the reconventional lawsuits in all of its parts (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

On August 12, 2019, the plaintiff filed an appeal against the final ruling. On September 2, 2019, Forestal Arauco S.A. adhered to the appeal. On July 2, 2020, the Court of Appeals confirmed the decision of the lower court.

On July 19, 2020, the plaintiff filed an appeal based on form and content. Currently, a ruling on the admissibility of the appeal by the Supreme Court is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

2. Mrs. Estela Jaramillo, filed a lawsuit in a special indigenous procedure, before the First Civil Court of Osorno (Case C-2540-2018), requesting the absolute nullity of the contract of sale signed in 1999, by which Consorcio Forestal S.A. sold to Forestal Valdivia S.A., today Forestal Arauco S.A., 1,505.6 hectares under the name of Fundo San Nicolás Dos Lote Uno Norte. It also demands compensation for damages for the exploitation and use of indigenous lands against Forestal Arauco S.A.

On November 10, 2018, Forestal Arauco SA was notified of the lawsuit. On January 16, 2019, the Court dismissed the lawsuit regarding Consorcio Forestal S.A., who was not notified of the complaint.

On March 18, 2019, the answer and settlement hearing took place, and, during such hearing, the court decided to proceed to the production of evidence stage.

On May 11, 2020, the ruling was issued rejecting the claim on the whole. Subsequently, on June 9, 2020, it was certified that the court ruling is final and enforceable. Case ended.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

3. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

Through a resolution dated September 1, 2020, the court received the trial case, and its notification is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

4. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Case C-2215-2019). In the lawsuit, the plaintiff questions the anticipated termination of a contract by Forestal Arauco. It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 (equivalent to ThU.S.$ 4,423 as of September 30, 2020).

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $421,723,281 (equivalent to ThU.S$ 535 as of September 30, 2020).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence and the notification of such resolution was delivered to both parties.

Currently, the discovery period is suspended due to the health contingency.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

5. On April 15, 2020, Forestal Arauco S.A. was notified of a civil claim for recovery (demanda reivindicatoria de cuota) filed by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA” before the Court of Constitución (Case C-298-2020). The plaintiff sues Forestal Arauco S.A. for the restitution of 3,424.59 hectares that it would be occupying, with respect to the following properties: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, in respect of which the plaintiff would have rights and shares corresponding to 4.17% of said property. Likewise, the plaintiff requests to cancel the registration of the above-mentioned properties of Forestal Arauco S.A., deeming it as a bad-faith holder.

On November 6, 2020, the conciliation hearing was held. The issuance of a resolution is still pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

6. Forestal Arauco S.A. filed before the Court of Constitución (Case C-353-2019) a claim seeking compensation on the basis of non-contractual civil liability against Ricardo Guzmán Reyes, for damages caused as a result of illegal logging inside the land of Forestal Arauco called “Parte Sur-Poniente de la Hijuela Sur de la Hacienda Quivolgo” and “Lomas de Quivolgo”. Said damages are valued in $ 100,000,000 (equivalent to ThU.S$ 127 as of September 30, 2020).

On May 2, 2020, Mr. Ricardo Guzmán answered the lawsuit and filed a counterclaim for recovery in which he requests to Forestal Arauco S.A. the restitution of 3,424.59 hectares that it would be occupying, corresponding to the following properties owned by the latter: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, from which would have rights and shares corresponding to 2.38% of said property. Likelywise, the plaintiff requests to cancel the registration of the properties before mentioned of Forestal Arauco S.A., deeming it as a bad-faith holder.

Currently, the discussion period is over, pending that the parties be summoned to a conciliation hearing.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

7. On May 11, 2020, Forestal Arauco S.A. was notified of a lawsuit of declaration of mere certainty filed against it by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA”, before the Court of Constitución (Case C-393-2020), in which the plaintiff claims that the property called “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo” owned by Forestal Arauco S.A. would actually have an area of 498 hectares, and, consequently, that the defendant lacks the right of ownership over a portion of land corresponding to 1,768.20 hectares of said property. Based on the foregoing, the plaintiff requests the court to declare mere legal certainty regarding the foregoing and

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

also to declare that said area is part of the property called “La Bodega de la Subdelegación de Quivolgo”, owned by the succession of Mr. José Arcos González in which it would have rights.

Currently, the discussion period is over, pending the parties be summoned to a conciliation hearing.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2020, Arauco has not made any provision whatsoever in connection with this contingency

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2018 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $1,789,377,455

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Argentine Pesos (ThU.S.$ 23,455 as of September 30, 2020) for guaranteed export duties between 2007-2015, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2019, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $435,952,315 Argentine Pesos (ThU.S.$5,722 as of September 30, 2020).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa y Dynea.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company learned of an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:

(i)

One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to ThU.S.$ 5,197 as of September 30, 2020) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

(ii)

Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa; Comment of interests and legal expenses on debts paid in the amnesty program; payment of IRPJ and lower CSLL in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to ThU.S.$ 5,646 as of September 30, 2020) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. Thus, we enter with a Tax Debt Cancellation Action and a guarantee will be presented to suspend any collection until the final decision of the trial.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of September 30, 2020 and December 31, 2019 are as follows:

	09-30-2020	12-31-2019
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	338	1,259
Provisions for litigations	338	1,259
Provisions, non-Current	30,058	31,765
Provisions for litigations	6,576	8,265
Other provisions	23,482	23,500

Total Provisions	30,396	33,024

	09-30-2020
	Litigations	Other Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	9,524	23,500	33,024
Changes in provisions
Increase in existing provisions	2,147	—	2,147
Used provisions	(1,944)	—	(1,944)
Increase (decrease) in foreign currency exchange	(3,100)	—	(3,100)
Other Increases (Decreases)	287	(18)	269
Total Changes	(2,610)	(18)	(2,628)
Closing balance	6,914	23,482	30,396

(*)	The increase in legal claims is comprised mainly by ThU.S.$1,942 and ThU.S.$205 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits

	12-31-2019
	Litigations	Other Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	10,797	23,500	34,297
Changes in provisions
Increase in existing provisions	1,196	—	1,196
Increase through business combinations	815	—	815
Used provisions	(1,988)	—	(1,988)
Increase (decrease) in foreign currency exchange	(1,942)	—	(1,942)
Other Increases (Decreases)	646	—	646
Total Changes	(1,273)	—	(1,273)
Closing balance	9,524	23,500	33,024

(*)	The increase in legal claims is comprised mainly by ThU.S.$886 and ThU.S.$766 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	09-30-2020	12-31-2019
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	97,889	106,252
Computer software	45,695	39,065
Water rights	5,684	5,966
Customer	35,941	39,981
Other identifiable intangible assets	10,569	21,240

Classes of intangible Assets, Gross	223,311	220,222
Computer software	127,253	113,487
Water rights	5,684	5,966
Customer	74,665	74,723
Other identifiable intangible assets	15,709	26,046

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(125,422)	(113,970)
Accumulated amortization and impairment, intangible assets	(125,422)	(113,970)
Computer software	(81,558)	(74,422)
Customer	(38,724)	(34,742)
Other identifiable intangible assets	(5,140)	(4,806)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	09-30-2020
	Computer Software	Water Rights	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	39,065	5,966	39,981	21,240	106,252
Changes	1,302	—	—	4,777	6,079
Additions
Disposals	(10)	—	—	—	(10)
Amortization	(7,351)	—	(3,831)	(246)	(11,428)
Increase (Decrease) related to foreign currency translation	(476)	—	(209)	(122)	(807)
Other Increases (Decreases)	13,165	(282)	—	(15,080)	(2,197)
Changes Total	6,630	(282)	(4,040)	(10,671)	(8,363)
Closing Balance	45,695	5,684	35,941	10,569	97,889

	12-31-2019
	Computer Software	Water Rights	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	26,545	5,966	41,634	15,948	90,093
Changes
Additions	17,908	—	—	4,472	22,380
Additions through business combination	223	—	2,800	1,300	4,323
Disposals	(67)	—	—	—	(67)
Amortization	(8,008)	—	(4,769)	(360)	(13,137)
Increase (Decrease) related to foreign currency translation	177	—	316	(120)	373
Other Increases (Decreases)	2,287	—	—	—	2,287
Changes Total	12,520	—	(1,653)	5,292	16,159
Closing Balance	39,065	5,966	39,981	21,240	106,252

Years of Useful life (Average)
Computer Software	5

Customer	15
Brands	7

The amortization of customer and computer software is presented in the Interim Consolidated Statements of Profit or Loss under the Administrative Expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of September 30, 2020 out of which 1 million hectares are used for forestry planting, 511 thousand hectares are native forest, 107 thousand hectares are used for other purposes and 118 thousand hectares not yet planted.

For the period ended September 30, 2020, the production volume of logs totaled 13.7 million m3 (15.6 million m3 as of September 30, 2019).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the interim Consolidated Statements of Profit or Loss under the line item Other income per function, which as of September 30, 2020 amounted to ThU.S.$130,004 (ThU.S.$ 110,500 as of September 30, 2019). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of September 30, 2020 amounted to ThU.S.$146,128 (ThU.S.$ 147,888 as of September 30, 2019).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

•	The discount rates used are 6.4% in Chile, 7.4% Brazil, 11.1% in Argentina and 8.0% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(138,914)
	-0,5	148,369
Margins (%)	10	436,893
	-10	(436,893)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement. A change in the assumption used for the probability of a change in the discount rate is accompanied by a change in the opposite direction in the assumption used before a change in the sales margins.

The adjustment to fair value of biological assets is recorded in the Interim Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these interim consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of Biological Assets Pledged as Security

As of September 30, 2020, there are no forestry plantations pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the Current and Non-current biological assets are as follows:

	09-30-2020	12-31-2019
	ThU.S.$	ThU.S.$
Current	270,343	275,792
Non-current	3,300,249	3,393,634
Total	3,570,592	3,669,426

Reconciliation of carrying amount of biological assets

	09-30-2020
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	275,792	3,393,634	3,669,426
Changes in real incurred cost	(8,278)	(63,775)	(72,053)
Additions through acquisition and costs of new plantations	2,535	131,902	134,437
Sales	—	(3,209)	(3,209)
Harvest	(70,893)	—	(70,893)
Increases (decreases) in Foreign Currency Translation	(18,041)	(106,601)	(124,642)
Loss of forest due to fires	(374)	(7,369)	(7,743)
Transfers from non-current to current	78,495	(78,495)	—
Changes in fair value	2,829	(29,610)	(26,781)
Gain (losses) arising from changes in fair value minus sale costs	—	130,004	130,004
Sales	—	(3,519)	(3,519)
Harvest	(141,966)	—	(141,966)
Loss of forest due to fires	—	(11,300)	(11,300)
Transfers from non-current to current	144,795	(144,795)	—
Total Changes	(5,449)	(93,385)	(98,834)
Closing balance	270,343	3,300,249	3,570,592

	12-31-2019
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	315,924	3,336,339	3,652,263
Changes in real incurred cost	(22,719)	90,999	68,280
Additions through acquisition and costs of new plantations	9,195	217,562	226,757
Sales	—	(2,722)	(2,722)
Harvest	(133,335)	—	(133,335)
Increases (decreases) in Foreign Currency Translation	4,699	(23,091)	(18,392)
Loss of forest due to fires	—	(3,823)	(3,823)
Transfers from non-current to current	96,875	(96,875)	—
Other Increases (decreases)	(153)	(52)	(205)
Changes in fair value	(17,413)	(33,704)	(51,117)
Gain (losses) arising from changes in fair value minus sale costs	(6,588)	161,294	154,706
Sales	—	(4,015)	(4,015)
Harvest	(198,089)	—	(198,089)
Loss of forest due to fires	—	(3,718)	(3,718)
Transfers from non-current to current	187,264	(187,264)	—
Total Changes	(40,132)	57,295	17,163
Closing balance	275,792	3,393,634	3,669,426

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the Interim Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of September 30, 2020, and December 31, 2019 Arauco has made and / or has committed the following disbursements in major environmental projects:

09-30-2020		Disbursements undertaken 2020				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Florestal Arapoti S.A.	Environmental improvement studies	In process	—	Assets	Properties, plants and equipments	241	2020
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	332	Assets	Properties, plants and equipments	1,201	2020
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	15,520	Assets	Properties, plants and equipments	38,030	2020
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	977	Expenses	Operating costs	—	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,779	Assets	Properties, plants and equipments	10,329	2020
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	8,846	Expenses	Operating costs	5,050	2020
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	7,318	Expenses	Operating costs	2,057	2020
Arauco Argentina S.A.	Construction emissary	In process	—	Assets	Properties, plants and equipments	697	2020
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	528	Assets	Properties, plants and equipments	10,541	2020
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	120	Assets	Properties, plants and equipments	587	2020
Arauco Argentina S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,285	Assets	Properties, plants and equipments	2,315	2020
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	119	Expenses	Operating costs	40	2020
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	351	Expenses	Operating costs	117	2020
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	118	Assets	Properties, plants and equipments	—	—
Forestal Arauco S.A.	Environmental improvement studies	In process	226	Expenses	Costs de Administración	386	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	906	Assets	Properties, plants and equipments	1,361	2020
Celulosa y Energía Punta Pereira S.A.	Environmental improvement studies	Finished	221	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	545	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	631	Assets	Properties, plants and equipments	—	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	129	Expenses	Operating costs	118	2020
Arauco North America, Inc	Environmental improvement studies	In process	666	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Environmental improvement studies	Finished	607	Assets	Properties, plants and equipments	—	—

		TOTAL	41,224			73,070

12-31-2019		Disbursements undertaken 2019				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	267	Assets	Properties, plants and equipments	792	2020
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	21,927	Assets	Properties, plants and equipments	53,111	2020
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	375	Expense	Operating cost	—	—
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,535	Assets	Properties, plants and equipments	6,595	2020
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	15,570	Expense	Operating cost	—	—
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	348	Assets	Properties, plants and equipments	—	—
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	7,745	Expense	Operating cost	—	—
Arauco Argentina S.A.	Construction emissary	In process	40	Assets	Properties, plants and equipments	697	2020
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,174	Assets	Properties, plants and equipments	1,816	2020
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	987	Assets	Properties, plants and equipments	343	2020
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	208	Expense	Operating cost	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	647	Expense	Operating cost	—	—
Maderas Arauco S.A.	Environmental improvement studies	Finished	305	Assets	Properties, plants and equipments	—	—
Forestal Arauco S.A.	Environmental improvement studies	In process	626	Expense	Administration expenses	401	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	684	Assets	Properties, plants and equipments	2,567	2020
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	400	Assets	Properties, plants and equipments	100	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	448	Assets	Properties, plants and equipments	—	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	210	Expense	Operating cost	63	2020
Arauco North America, Inc	Environmental improvement studies	In process	945	Assets	Properties, plants and equipments	530	2020

		TOTAL	56,441			67,015

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous periods corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	09-30-2020	12-31-2019
	ThU.S.$	ThU.S.$
Land	2,409	2,422
Buildings	1,256	1,256
Property, plant and equipment	206	758
Total	3,871	4,436

As of September 30, 2020 and 2019, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of September 30, 2020 and December 31, 2019, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

	September 2020		December 2019
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets at fair value through profit or loss (held for trading)	144,877	144,877	634,079	634,079
Derivatives (1)	75	75	121	121
Mutual funds (2)	144,802	144,802	633,958	633,958
Financial assets at amortized cost	1,674,167	1,674,167	1,597,356	1,597,356
Cash and cash equivalents (amortized cost)	1,017,856	1,017,856	926,054	926,054
Cash	354,452	354,452	314,981	314,981
Time deposits	663,404	663,404	611,073	611,073
Accounts Receivable (net)	636,489	636,489	651,771	651,771
Trade and other receivables	568,822	568,822	562,419	562,419
Lease receivable	241	241	1,112	1,112
Other receivables	67,426	67,426	88,240	88,240
Accounts receivable due from related parties	8,067	8,067	17,526	17,526
Other financial assets (3)	11,755	11,755	2,005	2,005
Hedging assets	1,840	1,840	10,639	10,639

Financial liabilities at amortized cost (4)	6,663,955	7,170,305	6,733,957	7,001,457
Bonds issued denominated in U.S. Dollars	3,521,483	3,747,394	3,502,090	3,554,538
Bonds issued denominated in U.F. (5)	1,085,665	1,271,083	1,329,653	1,475,667
Bank Loans in U.S. Dollars	735,671	761,498	824,581	874,584
Bank borrowing denominated in U.S. Dollars	507,486	576,680	122,441	141,476
Lease liabilities	214,065	214,065	271,025	271,025
Trade and other payables	596,396	596,396	675,287	675,287
Accounts payable to related parties	3,189	3,189	8,880	8,880
Financial liabilities at fair value through profit or loss	259	259	33	33
Hedging Liabilities	187,478	187,478	134,242	134,242

(1)	The derivatives are presented in the line item “other financial assets” in the interim consolidated statements of financial position.

(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)	Corresponds to the balance of assets from margin call for current derivatives (collateral).

(4)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the interim consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(5)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the interim consolidated statements of financial position as of September 30, 2020, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	September 2020 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value
Derivatives	75		75
Mutual Funds	144,802	144,802

Hedging assets	1,840		1,840

Financial liabilities at fair value through profit or loss	259		259
Hedging liabilities	187,478		187,478

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco’s current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

Given thath our cross-currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using the UF zero coupon curve, Dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	September 2020	December 2019
	ThU.S.$	ThU.S.$
Interest bearing loans, current (a)	335,533	529,217
Other financial liabilities, current	274,268	460,846
Current Lease liabilities	63,684	69,208
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	2,419	837
Interest bearing loans, non-current (b)	5,728,837	5,520,573
Other financial liabilities, non-current	5,763,774	5,452,194
Non-current lease liabilities	150,381	201,817
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	185,318	133,438
Financial debt total (c)	6,064,370	6,049,790
Cash and cash equivalents	1,162,658	1,560,012
Other financial assets current	12,717	3,370
Total Cash (d)	1,175,375	1,563,382
Net Financial Debt (e)	4,888,995	4,486,408
Non-controlling interests	7,198,730	7,334,404
Equity attributable to owners of parent	29,622	35,011
Total Equity (f)	7,228,352	7,369,415
Debt to equity ratio (g)	0,68	0.61

(a)	Other Current Financial Liabilities + Current lease liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities + Non-current Lease liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	September 2020 ThU.S.$	December 2019 ThU.S.$
Other financial liabilities (a)	6,038,042	5,913,040
Other financial liabilities, current	274,268	460,846
Other financial liabilities, non-current	5,763,774	5,452,194
Lease liabilities (b)	214,065	271,025
Current lease liabilities	63,684	69,208
Non-current lease liabilities	150,381	201,817
Financial liabilities at fair value through profit or loss	259	33
Hedging liabilities (c)	187,478	134,242
Swaps	184,381	133,390
Forward	3,097	852
Financial debt total (d)	6,064,370	6,049,790
Cash and cash equivalents	1,162,658	1,560,012
Total Cash (e)	1,162,658	1,560,012
Net Financial Debt (f)	4,901,712	4,489,778
Non-controlling interests	7,198,730	7,334,404
Equity attributable to owners of parent	29,622	35,011
Total Equity (g)	7,228,352	7,369,415
Debt to equity ratio (h)	0,68	0.61

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Current lease liabilities + Non-current lease liabilities
(c)	Swaps + Forwards + Options
(d)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(e)	Cash and Cash Equivalents + Other Current Financial Assets
(f)	Total Financial Debt – Total Cash
(g)	Equity attributable to owners of controlling parent + Non-controlling interests
(h)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of September 30, 2020 and December 31, 2019:

Thousands of dollars	September 2020
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	73,811	34,255	108,066	196,176	574,294	3,728,612	4,499,082	4,607,148
Bank borrowing	54,285	109,498	163,783	267,896	543,442	268,036	1,079,374	1,243,157
Swap and Forward	2,419	—	2,419	185,318	—	—	185,318	187,737

Other Financial Liabilities, Total (a)	130,515	143,753	274,268	649,390	1,117,736	3,996,648	5,763,774	6,038,042

Thousands of dollars	September 2020
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	16,042	47,642	63,684	86,520	22,498	41,363	150,381	214,065

Lease liabilities, Total (b)	16,042	47,642	63,684	86,520	22,498	41,363	150,381	214,065

Thousands of dollars	September 2020
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	568,271	28,125	596,396	—	—	—	—	596,396
Accounts payable to related companies	3,189	—	3,189	—	—	—	—	3,189

Accounts Payable, Total (c)	571,460	28,125	599,585	—	—	—	—	599,585

Financial Liabilities, Total (a) + (b) + (c)	718,017	219,520	937,537	735,910	1,140,234	4,038,011	5,914,155	6,851,692

Thousands of dollars	December 2019
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	22,374	254,330	276,704	201,427	577,884	3,775,728	4,555,039	4,831,743
Bank borrowing	69,971	113,334	183,305	196,611	502,772	64,334	763,717	947,022
Swap and Forward	837	—	837	133,438	—	—	133,438	134,275

Other Financial Liabilities, Total (a)	93,182	367,664	460,846	531,476	1,080,656	3,840,062	5,452,194	5,913,040

Thousands of dollars	December 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	21,518	47,690	69,208	117,608	46,408	37,801	201,817	271,025

Lease liabilities, Total (b)	21,518	47,690	69,208	117,608	46,408	37,801	201,817	271,025

Thousands of dollars	December 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	672,809	248	673,057	2,230	—	—	2,230	675,287
Accounts payable to related companies	8,880	—	8,880	—	—	—	—	8,880

Accounts Payable, Total (c)	681,689	248	681,937	2,230	—	—	2,230	684,167

Financial Liabilities, Total (a) + (b) + (c)	796,389	415,602	1,211,991	651,314	1,127,064	3,877,863	5,656,241	6,868,232

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of September 30, 2020 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Interim Contolidated Statements of Financial Position under Other Non-Current Financial Assets or Other Non-Current Financial Liabilities, respectively. The effects for the period are presented in Consolidated statement of changes in equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the interim consolidated statements of financial position as of September 30, 2020 and December 31, 2019, is presented below:

Financial Instruments	September 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	75	121
Derivatives (1)	—	121
Forward (2)	75

Hedging Assets	1,840	10,639
Derivatives (1)	1,840	5,827
Cross Currency Swaps	—	4,812

Financial liabilities at fair value through profit or loss	(259)	(33)
Derivatives (1)	(236)	(19)
Forward (2)	(23)	(14)

Hedging Liabilities	(187,478)	(134,242)
Cross Currency Swaps	(10,647)	(22,842)
Derivatives (1)	(176,831)	(111,400)

(1)	Includes Swap, Zero Cost Collar, and Forward and IRS from Chile, USA and Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of September 30, 2020 and December 31, 2019:

Cross Currency Swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	September 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
F	Deutsche - Bank - EU	37,670,356	863,636	10-30-2011	10-30-2021	(6,251)	(4,435)
F	JP Morgan - N.A.	37,670,356	863,636	10-30-2011	10-30-2021	(6,219)	(4,392)
F	Scotiabank - Chile	33,186,466	863,636	10-30-2014	04-30-2023	(1,578)	615
F	Scotiabank - Chile	33,145,016	863,636	10-30-2014	04-30-2023	(1,413)	801
F	Santander - Chile	32,798,374	863,636	10-30-2014	04-30-2023	(1,012)	1,214
F	BCI - Chile	32,491,348	863,636	10-30-2014	04-30-2023	(629)	1,611
F	Banco de Chile - Chile	32,798,375	863,636	04-30-2019	10-30-2029	(2,082)	418
P	Itau - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(9,712)	(7,100)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(10,133)	(7,420)
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(5,309)	(2,416)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	(4,485)	(1,609)
P	Deutsche - U.K.	41,752,718	1,000,000	11-15-2013	11-15-2023	(4,471)	(1,594)
Q	BCI - Chile	10,796,306	250,000	10-01-2014	04-01-2021	(1,710)	(1,755)
Q	BCI - Chile	10,799,174	250,000	10-01-2014	04-01-2021	(1,706)	(1,747)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(19,627)	(11,059)
R	JP Morgan - U.K.	43,185,224	1,000,000	10-01-2014	04-01-2024	(6,373)	(3,461)
R	Itau - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(6,408)	(3,486)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	(15,485)	153
W	Goldman Sachs - N.A.	40,521,750	1,000,000	10-10-2018	10-10-2028	(6,647)	(3,360)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(6,582)	(3,169)
W	Goldman Sachs - N.A.	40,066,555	1,000,000	10-10-2018	10-10-2028	(6,025)	(2,766)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(9,599)	(1,036)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(7,738)	(614)

						(141,194)	(82,178)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	September 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Santander - Chile	118,670,000	100,000,000	06-15-2021	12-15-2029	(7,141)	(4,903)
Banco de Chile - Chile	59,335,000	50,000,000	06-15-2021	12-15-2029	(3,546)	(2,428)
MUFG - N.A.	118,670,000	100,000,000	06-15-2021	12-15-2029	(7,084)	(4,846)
JP Morgan - N.A.	237,340,000	200,000,000	06-15-2021	12-15-2029	(14,253)	(9,740)
HSBC - N.A.	59,335,000	50,000,000	06-15-2021	12-15-2029	(3,613)	(2,493)

					(35,637)	(24,410)

Forward

Forward contracts to hedge the exchange rate risk exposure in connection with construction company contracts in local currency.

Institution	Amount U.S.$	Amount CLP	Starting date	Ending date	September 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Banco de Chile - Chile	7,896,461	5,446,189,313	10-11-2019	12-11-2020	(969)	(3,543)
Banco de Chile - Chile	7,886,170	5,446,189,313	10-11-2019	12-11-2020	(959)	(3,482)
BCI - Chile	7,873,629	5,446,189,313	10-11-2019	12-11-2020	(947)	(3,408)
Itau - Chile	7,880,465	5,446,189,313	10-11-2019	12-11-2020	(954)	(3,449)
Itau - Chile	7,836,244	5,446,189,313	10-11-2019	12-11-2020	(909)	(3,188)
Itau - Chile	7,783,384	5,446,189,314	10-11-2019	12-11-2020	(857)	(3,065)
BCI - Chile	7,590,508	5,446,189,314	10-11-2019	12-11-2020	(664)	(1,855)
Itau - Chile	9,800,539	7,625,015,061	01-10-2020	12-11-2020	(101)	2,131
Scotiabank - Chile	9,791,980	7,625,015,061	01-10-2020	12-11-2020	(92)	2,175

					(6,452)	(17,684)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Arauco needs to minimize the risk of the exchange rate, as it holds debt in other currencies different from U.S. dollars. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in other currencies of the liabilities described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Zero Cost Collars

Zero cost collar to cover the exposure to the Fuel Oil No. 6 and Brent, instruments for oil used by our plants.

Commodity	Institution	Volume	Unit	Starting date	Ending date	September 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan—N.A.	22,412	bbl	05-01-2020	10-01-2020	82	—
Fuel Oil N°6	JP Morgan—N.A.	11,206	bbl	05-01-2020	10-01-2020	42	—
Fuel Oil N°6	JP Morgan—N.A.	123,906	bbl	11-01-2020	04-01-2021	419	—
Fuel Oil N°6	Goldman Sachs—N.A.	61,953	bbl	11-01-2020	04-01-2021	229	—
Brent	BNP Paribas – E.U.	220,000	bbl	08-01-2021	07-01-2022	(280)	—
Brent	Goldman Sachs—N.A.	220,000	bbl	08-01-2021	07-01-2022	(34)	—

						458	—

Interest Rate Swap

Interest rate swap to fix the rate associated to loans with a variable rate.

Institution	Amount US$	Starting date	Ending date	September 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Goldman Sachs—N.A.	100,000,000	03-27-2020	09-27-2023	(439)	—
MUFG—N.A.	100,000,000	03-27-2020	09-27-2023	(345)	—

				(784)	—

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of September 30, 2020 and December 31, 2019, are detailed in the following tables:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	September 2020 Fair Value ThU.S.$
USDCOP	Itaú Corpbanca Colombia	1,400	07-15-2020	10-19-2020	75
USDCOP	Itaú Corpbanca Colombia	1,200	08-25-2020	11-23-2020	(15)
USDCOP	Itaú Corpbanca Colombia	1,300	09-25-2020	12-22-2020	(8)

					52

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2019 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	2,100	11-07-2019	01-14-2020	(8)
USDCOP	Corpbanca Colombia	1,700	11-25-2019	02-11-2020	(6)

					(14)

23.4.3. Uruguay

Forward

As of September 30, 2020 and December 31, 2019, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	September 2020 Fair Value ThU.S.$
UYUUSD	Santander-Uruguay	16,205	292
UYUUSD	HSBC-Uruguay	5,855	75
UYUUSD	Itaú-Uruguay	2,310	(83)
EURUSD	Citibank-U.K.	210	—
EURUSD	HSBC-Uruguay	1,062	22

			306

Exchange rate	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
UYUUSD	Santander-Uruguay	8,070	(182)
UYUUSD	HSBC-Uruguay	12,915	(264)
UYUUSD	Citibank U.K.	1,500	(101)
UYUUSD	Itaú-Uruguay	3,710	(4)
EURUSD	Citibank U.K.	833	(20)

			(571)

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of September 30, 2020 and December 31, 2019, are detailed below:

Commodity	Institution	Notional ThU.S.$	September 2020 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A	7,399	(1,026)
Fuel Oil N°6	DNB Bank ASA	4,849	(849)

			(1,875)

Commodity	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A	6,925	878
Fuel Oil N°6	DNB Bank ASA	5,241	472

			1,350

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of September 30, 2020 and December 31, 2019 is shown below:

Exchange rate	Institution	Notional ThU.S.$	September 2020 Fair Value ThU.S.$
USD	DNB Bank ASA	25,319	(633)

Exchange rate	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
USD	DNB Bank ASA	33,758	(8)

23.4.4. Estados Unidos

Interest Rate Swap

As of September 30, 2020, Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of September 30, 2020 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	September 2020 Fair Value ThU.S.$
JP Morgan—N.A.	100,000,000	04-28-2020	10-28-2023	(23)
Goldman Sachs N.A.	100,000,000	04-28-2020	10-28-2023	(34)
JP Morgan—N.A.	100,000,000	04-28-2020	10-28-2023	(6)

				(63)

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable from related parties

As of September 30, 2020 and December 31, 2019, there are provisions for impairment for ThU.S.$ 15,550 and ThU.S.$ 16,368, respectively.

	September 2020 ThU.S.$	December 2019 ThU.S.$
Financial assets at amortized cost	1,674,167	1,597,356
Cash and cash equivalents (Mutual Funds not included)	1,017,856	926,054
Cash	354,452	314,981
Time Deposits	663,404	611,073
Trade and other receivables (net)	644,556	669,297
Trade and other receivables	568,822	562,419
Lease receivable	241	1,112
Other receivables	67,426	88,240
Accounts receivable from related parties	8,067	17,526
Other financial assets	11,755	2,005

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at September 30, 2020 and December 31, 2019, classified by currency is as follows:

	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Cash and Cash Equivalents	1,162,658	1,560,012
U.S. Dollars	904,397	1,412,688
Euro	5,174	2,264
Mexican pesos	31,333	13,684
Other currencies	140,859	68,916
Chilean pesos	80,895	62,460

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of September 30, 2020 and December 31, 2019:

	09-30-2020 ThU.S.$	12-31-2019 ThU.S.$
Trades and other current receivables	629,824	642,315

U.S. Dollars	464,323	435,663
Euros	6,558	8,483
Mexican pesos	32,062	33,981
Other currencies	62,796	74,544
Chilean pesos	60,335	86,954
U.F.	3,750	2,690

Accounts receivable from related parties, current	8,067	17,526
U.S. Dollars	371	1,319
Other currencies	561	197
Chilean pesos	7,135	15,512
U.F.	—	498

Trade and other non-current receivables	6,665	9,456
U.S. Dollars	3,160	3,691
Other currencies	64	351
Chilean pesos	3,325	2,983
U.F.	116	2,431

23.6 Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial Liabilities	September 2020 ThU.S.$	December 2019 ThU.S.$
Total Financial Liabilities	6,851,692	6,868,232
Financial liabilities at fair value through profit or loss (held for trading)	259	33
Hedging Liabilities	187,478	134,242
Financial Liabilities Measured at Amortized Cost	6,663,955	6,733,957

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of September 30, 2020 and December 31, 2019.

	September 2020 ThU.S.$	December 2019 ThU.S.$
Bank borrowings - current portion	76,947	62,220
Bonds issued - current portion	89,495	85,641
Total	166,442	147,861

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

		09-30-2020	12-31-2019	09-30-2020	12-31-2019
	Currency	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		6,663,955	6,733,957	7,170,305	7,001,457
Bonds Issued	U.S. Dollar	3,521,483	3,502,090	3,747,394	3,554,538
Bonds Issued	U.F.	1,085,665	1,329,653	1,271,083	1,475,667
Bank borrowings	U.S. Dollar	735,671	824,581	761,498	874,584
Bank borrowings	Euro	506,127	116,259	576,680	141,476
Bank borrowings	Other currencies	1,359	6,182	—	—
Lease liabilities	U.F.	28,463	41,633	28,463	41,633
Lease liabilities	Chilean pesos	77,612	107,046	77,612	107,046
Lease liabilities	Mexican pesos	7,211	10,025	7,211	10,025
Lease liabilities	U.S. Dollar	83,537	83,585	83,537	83,585
Lease liabilities	Euro	325	52	325	52
Lease liabilities	Other currencies	16,917	28,684	16,917	28,684
Trades and Other Payables	U.S. Dollar	174,367	157,754	174,367	157,754
Trades and Other Payables	Euro	7,791	20,414	7,791	20,414
Trades and Other Payables	Mexican pesos	23,256	22,272	23,256	22,272
Trades and Other Payables	Other currencies	84,059	94,946	84,059	94,946
Trades and Other Payables	Chilean pesos	277,252	348,155	277,252	348,155
Trades and Other Payables	U.F.	29,671	31,746	29,671	31,746
Accounts payable to related parties	U.S. Dollar	229	454	229	454
Accounts payable to related parties	Chilean pesos	2,960	8,426	2,960	8,426

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of September 30, 2020 and December 31, 2019 are as follows:

	September 2020 ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	271,849	5,578,456	5,850,305
Lease liabilities	63,684	150,381	214,065
Trade and other payables	596,396	—	596,396
Accounts payable to related parties	3,189	—	3,189

Total Financial Liabilities Measured at Amortized Cost	935,118	5,728,837	6,663,955

	December 2019 ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	460,009	5,318,756	5,778,765
Lease liabilities	69,208	201,817	271,025
Trade and other payables	673,057	2,230	675,287
Accounts payable to related parties	8,880	—	8,880

Total Financial Liabilities Measured at Amortized Cost	1,211,154	5,522,803	6,733,957

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	January - September		July - September
	2020	2019	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	9,010	13,395	(57,290)	27,727
Gains (losses) on cash flow hedges	(16,556)	35,516	50,317	3,118
Recycle of cash flow hedges to profit or loss	(53,065)	(15,465)	(32,211)	(2,558)
Income tax	17,589	(4,458)	(3,838)	701
Closing balance	(43,022)	28,988	(43,022)	28,988

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	September 2020 ThU.S.$	December 2019 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,085,665	1,329,653	N/R	✓
Syndicate Loan Scotiabank	199,249	200,703	✓	✓
Syndicate Loan Banco Estado - Grayling	301,989	301,452	✓	✓
Syndicate ECA Banco BNP Paribas	506,127	116,259	✓	✓

N/R: Not required for the financial obligation

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of September 30, 2020 and December 31, 2019, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of September 30, 2020 and December 31, 2019, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA-	—	AA
Foreign bonds	BBB-	BBB	Baa3	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of September 30, 2020 and December 31, 2019 is as follows:

	September 2020	December 2019
	ThU.S.$	ThU.S.$
Equity	7,228,352	7,369,415
Bank borrowings	1,243,157	947,022
Lease liabilities	214,065	271,025
Bonds issued	4,607,148	4,831,743

Capitalization	13,292,722	13,419,205

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	September 2020	December 2019
	ThU.S.$	ThU.S.$
Current Receivables
Trade receivables	567,275	559,164
Financial lease receivables	188	912
Other debtors	62,361	82,239
Net subtotal	629,824	642,315

Trade receivables	575,230	568,123
Financial lease receivables	188	912
Other debtors	66,936	85,848
Gross subtotal	642,354	654,883

Provision for doubtful trade receivables	7,955	8,959
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	4,575	3,609
Subtotal Bad Debt	12,530	12,568

Non-Current Receivables

Trade receivables	1,547	3,255
Financial lease receivables	53	200
Other debtors	5,065	6,001
Net Subtotal	6,665	9,456

Trade receivables	4,567	7,055
Financial lease receivables	53	200
Other debtors	5,065	6,001
Gross subtotal	9,685	13,256

Provision for doubtful trade receivables	3,020	3,800
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	3,020	3,800

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of September 30, 2020, Arauco’s balance for commercial Debtors was ThU.S.$ 579,797 of which, according to the agreed sales conditions, 58.33% corresponded to sales on credit (open account), 41.06% to sales with letters of credit and 0.61% to other types of sales, distributed in 2,469 debtors. The client with the largest Open Account debt represented 1.86% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2020

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	547,611	20,243	182	30	133	439	277	1,366	7	9,509	579,797
%	94.45%	3.49%	0.03%	0.01%	0.02%	0.08%	0.05%	0.24%	0.00%	1.63%	100%

December 31, 2019

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	531,881	28,469	899	309	18	846	22	34	389	12,311	575,178
%	92.47%	4.95%	0.16%	0.05%	0.00%	0.15%	0.00%	0.01%	0.07%	2.14%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	233,558	4,487	12	—	—	—	—	—	—	—	238,057
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	311,274	15,099	141	30	133	439	277	1,292	7	9,494	338,186
Loss allowance provision	—	—	5	3	13	44	28	1,292	7	9,494	10,886
Expected loss rate	0.00%	0.00%	3.55%	10.00%	9.77%	10.02%	10.11%	100.00%	100.00%	100.00%

Others	2,779	657	29	—	—	—	—	74	—	15	3,554
Loss allowance provision	—	—	—	—	—	—	—	74	—	15	89
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	—	100.00%

Trade receivables, total (ThU.S.$)	547,611	20,243	182	30	133	439	277	1,366	7	9,509	579,797
Allowance for doubtful accounts, total (ThU.S.$)	—	—	5	3	13	44	28	1,366	7	9,509	10,975

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance provision for trade receivables and others, below we provide detail for the movements as of September 30, 2020 and December 31, 2019:

	September 2020	December 2019
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	(16,368)	(15,147)
Increase in loan loss allowance recognised in profit or loss during the year	(969)	(2,506)
Receivables written off during the year as uncollectible	1,137	163
Unused amount reversed	650	1,122
Closing balance	(15,550)	(16,368)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Perú S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A., Arauco Industria de Paineis Ltda. and Arauco Nutrientes SPA. Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*).

(*) Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the credit sales for all companies in the Arauco group that have a valid insurance policy. The top lines are from nominated clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$89,295, effective as of September 2020, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,108	8.0%
Standby	7,814	8.8%
Promissory notes	67,705	75.8%
Finance	2,624	2.9%
Mortgage	2,459	2.8%
Pledge	185	0.2%
Promissory notes	1,400	1.5%

Total Guarantees	89,295	100%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 90.2% and, therefore, Arauco’s portfolio exposure amounts to 9.8%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	341,038	100.0%
Secured receivables (*)	307,616	90.2%
Unsecured receivables	33,422	9.8%

(*) Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of September 30, 2020 and December 31, 2019. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2020				Maturity							Total
Tax ID	Name	Currency	Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	—	2,769	2,757	202,757	—	—	—	2,769	205,514	1.36%	Libor6M+1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	2,300	2,402	57,569	57,082	56,543	55,940	244,755	4,702	471,889	1.06%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	—	2,221	2,172	2,123	—	—	—	2,221	4,295	2.33%	Libor6M+2.05%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	—	8,982	8,785	8,588	—	—	—	8,982	17,373	2.33%	Libor6M+2.05%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Finn Vera/ Finnish Export Credit	—	50,789	49,269	24,065	—	—	—	50,789	73,334	3.20%	3.20%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	DNB Nor ASA	—	342	218	93	—	—	—	342	311	0.00%	0.00%
—	Eufores S.A.	U.S. Dollars	BBVA	—	14,114	—	—	—	—	—	14,114	—	1.65%	Libor6M+1.3%
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	26,609	—	—	—	—	—	—	26,609	—	1.96%	Libor6M+1.3%
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	555	—	—	—	—	—	—	555	—	1.96%	Libor6M+1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	3,529	—	—	—	—	—	—	3,529	—	1.67%	Libor6M+1.25%
—	Eufores S.A.	U.S. Dollars	ITAU	12,603	—	—	—	—	—	—	12,603	—	1.71%	Libor6M+1.3%
—	Eufores S.A.	U.S. Dollars	Heritage	1,355	—	—	—	—	—	—	1,355	—	1.52%	Libor3M+1.3%
—	Eufores S.A.	U.S. Dollars	Santander	—	20,158	—	—	—	—	—	20,158	—	1.59%	Libor6M+1.3%
—	Eufores S.A.	U.S. Dollars	Santander	5,049	—	—	—	—	—	—	5,049	—	1.96%	Libor6M+1.3%
—	Eufores S.A.	U.S. Dollars	Scotiabank	3,020	—	—	—	—	—	—	3,020	—	1.69%	Libor6M+1.3%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	208	198	—	—	—	—	208	198	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito A	34	99	125	—	—	—	—	133	125	7.82%	TJLP+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito B	21	60	75	—	—	—	—	81	75	8.82%	TJLP+3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	BNDES Subcrédito C	32	119	150	12	—	—	—	151	162	6.49%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito D	24	68	84	—	—	—	—	92	84	10.02%	TJLP+5.11%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	234	224	—	—	—	—	234	224	5.00%	5.00%
—	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito G	154	—	—	—	—	—	—	154	—	6.49%	Cesta+2.91%
—	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito K	17	—	—	—	—	—	—	17	—	6.49%	Cesta+2.91%
—	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile— NY Branch	3,923	17,896	35,374	34,793	229,223	—	—	21,819	299,390	2.83%	Libor6M+1.65%

			Total	59,225	120,461	157,000	329,513	285,766	55,940	244,755	179,686	1,072,974

September 30, 2020				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	11,586	11,412	22,301	21,605	20,909	20,212	82,338	22,998	167,365	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	4,634	4,565	8,921	8,642	8,363	8,085	32,935	9,199	66,946	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	3,607	3,607	15,492	23,278	22,622	21,967	143,847	7,214	227,206	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	9,377	9,242	—	—	—	—	—	18,619	—	3.00%	3.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,249	3,249	6,498	6,498	6,498	6,498	247,106	6,498	273,098	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	2,173	2,173	4,345	4,345	4,345	4,345	188,639	4,346	206,019	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	1,141	1,141	2,283	2,283	2,283	2,283	117,263	2,282	126,395	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	2,686	2,686	5,373	5,373	5,373	5,373	299,734	5,372	321,226	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	—	5,993	129,164	—	—	—	—	5,993	129,164	4.75%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	—	22,500	22,500	22,500	522,500	—	—	22,500	567,500	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	9,688	9,688	19,375	19,375	19,375	19,375	548,438	19,376	625,938	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	11,000	11,000	22,000	22,000	22,000	22,000	895,000	22,000	983,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	10,625	10,625	21,250	21,250	21,250	21,250	585,000	21,250	670,000	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	13,750	13,750	27,500	27,500	27,500	27,500	1,160,000	27,500	1,270,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	—	21,000	21,000	21,000	21,000	21,000	594,500	21,000	678,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	—	25,750	25,750	25,750	25,750	25,750	1,130,875	25,750	1,233,875	5.15%	5.15%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	1,621	512	3,669	4.84%	4.84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	114	148	149	—	—	—	152	297	4.00%	4.00%

			Total	83,682	158,879	354,412	232,060	730,280	206,150	6,027,296	242,561	7,550,198

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2020				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	UF	Motor vehicles	478	1,400	1,516	1,131	571	386	337	1,878	3,941
85.805.200-9	Forestal Arauco S.A.	UF	Plants and equipments	1,598	2,644	1,445	282	—	—	—	4,242	1,727
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	616	546	137	103	—	—	—	1,162	240
85.805.200-9	Forestal Arauco S.A.	UF	Other properties, plant and equipment	1,630	4,137	3,862	600	—	—	—	5,767	4,462
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	65	196	174	—	—	—	—	261	174
—	Arauco Argentina S.A.	U.S. Dollars	Buildings and constructions	116	344	140	—	—	—	—	460	140
—	Arauco Argentina S.A.	U.S. Dollars	IT equipment	13	39	48	—	—	—	—	52	48
—	Arauco Argentina S.A.	U.S. Dollars	Plants and equipments	347	1,040	1,386	1,098	919	—	—	1,387	3,403
—	Arauco Argentina S.A.	U.S. Dollars	Motor vehicles	608	2,360	2,075	1,643	1,125	—	—	2,968	4,843
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other properties, plant and equipment	11	9	10	—	—	—	—	20	10
—	Arauco Industria de Paineis S.A.	Brazilian Real	IT equipment	13	38	45	4	—	—	—	51	49
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	109	327	272	—	—	—	—	436	272
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	6	18	18	4	—	—	—	24	22
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	622	1,867	2,281	2,489	2,489	2,489	4,978	2,489	14,726
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	5	11	6	—	—	—	—	16	6
—	Arauco do Brasil S.A.	Brazilian Real	IT equipment	100	284	327	288	139	—	—	384	754
93.458.000-1	Celulosa Arauco y Constitucion S.A.	UF	Buildings and constructions	388	1,143	1,451	1,396	—	—	—	1,531	2,847
93.458.000-1	Celulosa Arauco y Constitucion S.A.	UF	Motor vehicles	186	495	560	362	146	88	37	681	1,193
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	18	50	66	33	—	—	—	68	99
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Plants and equipments	—	1,612	—	—	—	—	—	1,612	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,560	13,679	18,239	10,586	292	—	—	18,239	29,117
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	75	—	—	—	—	181	75
—	Arauco North America, Inc.	U.S. Dollars	Lands	32	94	113	—	—	—	—	126	113
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	419	1,267	1,147	1,134	1,164	1,194	2,876	1,686	7,515
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	9	27	98	27	—	—	—	36	125
—	Arauco Canada Limited	Canadian Dollars	Buildings and constructions	27	81	44	—	—	—	—	108	44
—	Arauco Canada Limited	Canadian Dollars	Motor vehicles	25	15	20	48	—	—	—	40	68
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Plants and equipments	265	418	427	384	384	384	7,190	683	8,769
—	Eufores S.A.	U.S. Dollars	Lands	1,028	5,373	5,467	5,286	5,102	4,794	33,640	6,401	54,289
—	Eufores S.A.	U.S. Dollars	Plants and equipments	306	917	1,222	1,222	1,222	1,222	2,750	1,223	7,638
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	119	210	158	117	78	—	—	329	353
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,613	9,818	11,980	6,732	1,039	—	—	13,431	19,751
96.510.970-6	Maderas Arauco S.A.	UF	Motor vehicles	112	311	325	155	31	6	4	423	521
—	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	9	9	—	—	—	—	—	18	—
—	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accessories	121	364	121	—	—	—	—	485	121
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	12	11	10	—	—	—	20	21
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	17	51	77	79	81	7	—	68	244
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	26	79	111	117	10	—	—	105	238
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	382	1,233	1,751	1,604	1,491	387	—	1,615	5,233
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Plants and equipments	—	232	237	4	1	—	—	232	242
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Plants and equipments	—	103	376	131	—	—	—	103	507
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	1	—	—	—	—	—	1	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	—	82	305	—	—	—	—	82	305
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	—	22	88	18	—	—	—	22	106
96.637.330-K	Servicios Logisticos Arauco S.A.	UF	Motor vehicles	22	60	65	29	—	—	—	82	94
79.990.550-7	Investigaciones Forestales Bioforest S.A.	UF	Motor vehicles	19	46	34	24	8	—	—	65	66

			Total	18,093	53,200	58,310	37,140	16,292	10,957	51,812	71,293	174,511

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2019				Maturity							Total
Tax ID	Name	Currency	Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	3,179	3,014	5,979	5,979	205,979	—	—	6,193	217,937	3.14%	Libor 6M + 1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	1,209	7,792	14,316	14,175	14,038	68,044	1,209	118,365	1.06%	1.06%
—	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo A	1,216	1,196	2,325	2,238	2,152	—	—	2,412	6,715	4.10%	Libor 6M + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo B	2,906	2,852	—	—	—	—	—	5,758	—	3.85%	Libor 6M + 1.80%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	4,919	4,838	9,403	9,052	8,702	—	—	9,757	27,157	4.10%	Libor 6M + 2.05%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo B	11,754	11,536	—	—	—	—	—	23,290	—	3.85%	Libor 6M + 1.80%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Finn Vera/ Finnish Export Credit	26,366	26,008	50,823	49,286	24,065	—	—	52,374	124,174	3.20%	3.20%
—	Eufores S.A.	U.S. Dollars	BBVA	—	14,222	—	—	—	—	—	14,222	—	3.22%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	27,328	—	—	—	—	—	27,328	—	3.22%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Citibank	—	4,062	—	—	—	—	—	4,062	—	3.14%	Libor 6M + 1.25%
—	Eufores S.A.	U.S. Dollars	ITAU	—	12,695	—	—	—	—	—	12,695	—	3.20%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Heritage	1,361	—	—	—	—	—	—	1,361	—	3.21%	Libor 3M + 1.30%
—	Eufores S.A.	U.S. Dollars	Santander	20,328	—	—	—	—	—	—	20,328	—	3.29%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Santander	—	5,080	—	—	—	—	—	5,080	—	3.21%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Scotiabank	—	2,541	—	—	—	—	—	2,541	—	3.22%	Libor 6M + 1.30%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	27	291	278	—	—	—	27	569	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito A	7	63	185	130	—	—	—	70	315	8.48%	TJLP + 2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito B	5	39	112	78	—	—	—	44	190	9.48%	TJLP + 3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	BNDES Subcrédito C	5	43	159	124	—	—	—	48	283	7.22%	Cesta + 2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito D	6	45	127	87	—	—	—	51	214	10.68%	TJLP + 5.11%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	30	328	313	—	—	—	30	641	5.00%	5.00%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito E	592	1,151	—	—	—	—	—	1,743	—	8.48%	TJLP+2.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito I	357	692	—	—	—	—	—	1,049	—	9.48%	TJLP+3.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito F	400	772	—	—	—	—	—	1,172	—	10.68%	TJLP+5.11%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito J	66	128	—	—	—	—	—	194	—	8.48%	TJLP+2.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito H	40	77	—	—	—	—	—	117	—	9.48%	TJLP+3.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito L	44	86	—	—	—	—	—	130	—	10.68%	TJLP+5.11%
—	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito G	483	1,095	—	—	—	—	—	1,578	—	7.22%	Cesta+2.91%
—	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito K	54	122	—	—	—	—	—	176	—	7.22%	Cesta+2.91%
—	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile - NY Branch	—	10,895	40,563	39,480	38,396	213,803	—	10,895	332,242	3.56%	Libor 6M + 1.65%

			Total	74,088	131,846	118,087	121,361	293,469	227,841	68,044	205,934	828,802

December 31, 2019				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	33,928	32,916	31,904	30,892	29,880	134,219	33,928	259,811	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	3,047	192,098	—	—	—	—	—	195,145	—	3.25%	3.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	7,488	7,488	24,504	23,823	23,143	160,636	7,488	239,594	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	19,609	9,593	—	—	—	—	19,609	9,593	3.00%	3.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	6,746	6,746	6,746	6,746	6,746	259,880	6,746	286,864	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,510	4,510	4,510	4,510	4,510	198,071	4,510	216,111	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,370	2,370	2,370	2,370	2,370	122,909	2,370	132,389	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	5,577	5,577	5,577	5,577	5,577	313,926	5,577	336,234	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2019	—	—	—	—	—	—	—	—	—	7.25%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	—	—	—	—	—	—	—	—	—	5.00%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	2,996	2,996	5,993	129,164	—	—	—	5,992	135,157	4.75%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	22,500	22,500	522,500	—	22,500	590,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	558,125	19,375	635,625	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	906,000	22,000	994,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	595,625	21,250	680,625	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,173,750	27,500	1,283,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	5,250	10,500	21,000	21,000	21,000	21,000	615,500	15,750	699,500	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	6,438	12,875	25,750	25,750	25,750	25,750	1,156,625	19,313	1,259,625	5.50%	5.50%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	2,005	512	4,053	4.84%	4.84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	114	152	149	112	—	—	152	413	4.00%	4.00%

			Total	29,147	400,570	235,232	364,811	233,917	732,113	6,197,271	429,717	7,763,344

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2019				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	465	1,462	1,932	1,459	977	528	649	1,927	5,545
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	4,644	9,357	7,576	3,823	38	—	—	14,001	11,437
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Lands	—	16	16	16	16	16	190	16	254
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	860	2,431	885	259	74	—	—	3,291	1,218
—	Arauco Argentina	U.S. Dollars	Buildings and constructions	122	361	450	35	—	—	—	483	485
—	Arauco Argentina	U.S. Dollars	IT equipment	13	39	53	35	—	—	—	52	88
—	Arauco Argentina	U.S. Dollars	Other property, plant and equipment	347	1,040	1,386	1,386	1,002	668	—	1,387	4,442
—	Arauco Argentina	U.S. Dollars	Motor vehicles	382	1,145	1,162	809	684	297	—	1,527	2,952
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other property, plant and equipment	192	577	722	288	—	—	—	769	1,010
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	4	13	17	10	—	—	—	17	27
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	6	17	18	11	—	—	—	23	29
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	871	2,612	3,193	3,483	3,483	9,579	—	3,483	19,738
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	595	1,389	—	—	—	—	—	1,984	—
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	6	17	18	—	—	—	—	23	18
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	272	655	454	393	376	94	—	927	1,317
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	407	1,217	1,582	1,477	1,082	—	—	1,624	4,141
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	201	593	670	558	288	131	106	794	1,753
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	19	58	70	70	17	—	—	77	157
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Other property, plant and equipment	1,612	—	1,612	—	—	—	—	1,612	1,612
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,800	14,399	19,199	19,199	6,651	—	—	19,199	45,049
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	181	30	—	—	—	181	211
—	Arauco North America, Inc.	U.S. Dollars	Lands	1	4	193	83	—	—	—	5	276
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	15	55	2,741	1,303	1,335	1,367	4,415	70	11,161
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	—	2	80	52	40	—	—	2	172
—	Arauco Canada Limited	Canadian Dollars	Other property, plant and equipment	2	3	142	—	—	—	—	5	142
—	Arauco Canada Limited	Canadian Dollars	Motor vehicles	—	2	83	72	—	—	—	2	155
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Buildings and constructions	1,477	4,432	5,909	5,909	5,909	5,909	76,821	5,909	100,457
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Other property, plant and equipment	262	786	373	373	373	373	7,275	1,048	8,767
—	Eufores S.A.	U.S. Dollars	Lands	546	1,637	5,383	5,240	5,057	4,752	34,676	2,183	55,108
—	Eufores S.A.	U.S. Dollars	Other property, plant and equipment	306	917	1,222	1,222	1,222	1,222	3,667	1,223	8,555
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	119	358	280	117	117	49	—	477	563
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,804	11,411	13,487	12,093	5,545	—	—	15,215	31,125
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	126	359	413	319	97	26	7	485	862
96.510.970-6	Maderas Arauco S.A.	U.F.	Lands	—	5	5	5	5	5	55	5	75
—	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	31	10	—	—	—	—	41	10
—	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accessories	137	411	548	—	—	—	—	548	548
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	17	12	11	7	—	—	24	30
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	549	614	1,933	1,932	1,834	1,784	904	1,163	8,387
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	125	125	80	—	—	—	—	250	80
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	—	772	578	—	—	—	—	772	578
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Motor vehicles	—	139	404	404	—	—	—	139	808
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	—	—	8	8	8	3	—	—	27
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	—	5	—	—	—	—	—	5
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	—	—	318	291	—	—	—	—	609
—	Araucomex Servicios S.A. de C.V.	U.S. Dollars	Buildings and constructions	—	—	277	277	277	93	—	—	924
—	Araucomex Servicios S.A. de C.V.	U.S. Dollars	Motor vehicles	—	25	110	58	16	—	—	25	184
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	22	67	79	65	15	—	—	89	159
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Lands	—	22	22	22	22	22	109	22	197
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	30	75	56	35	20	5	—	105	116

			Total	23,401	59,803	75,947	63,232	36,587	26,923	128,874	83,204	331,563

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$33 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of September 30, 2020, the total assets pledged as an indirect guarantee were MU.S.$ 451. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	2,557	Regional Road Administration (Bío - Bío region)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	2,240	Ministry of Public Works (MOP)
Forestal Arauco S.A.	Guarantee letter	—	Chilean Pesos	5,378	Transelec S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	21,180	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	378	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	426	Bank Votorantim S.A.
		Total		32,856

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	150,000	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	300,000	Arauco North America, Inc.
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	463	Arauco Forest Brasil y Mahal (Brazil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	544	Arauco Forest Brasil
		Total		451,007

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 4.26% (equivalent to ThU.S.$ -/+ 2,114), and +/- 0.03% of equity (equivalent to ThU.S.$ -/+ 2,114).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 2.69% (equivalent to ThU.S.$-/+$1,336) and a change on the equity of +/- 1.09% (equivalent to ThU.S. -/+$78,469).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2020, 10.2% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.24% (equivalent to ThU.S.$-/+ 118) and +/- 0.002% (equivalent to ThU.S.$-/+ 118) on equity.

Thousands of dollars	September 2020 ThU.S.$	Total
Fixed rate	5,443,937	89.8%
Bonds issued	4,607,148
Bank borrowings (*)	622,724
Lease liabilities	214,065
Variable rate	620,433	10.2%
Bonds issued	—
Loans with Banks	620,433
Total	6,064,370	100.0%

Thousands of dollars	December 2019 ThU.S.$	Total
Fixed rate	5,382,970	89.0%
Bonds issued	4.831,743
Bank borrowings (*)	280,202
Lease liabilities	271,025
Variable rate	666,820	11.0%
Bonds issued	—
Loans with Banks	666.820
Total	6.049.790	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of September 30, 2020, revenue due to pulp sales accounted for 41.9% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 200.1% (equivalent to ThU.S.$-/+ 99,256) on the income for the year after tax and +/- 1.37% (equivalent to ThU.S.$ -/+ 99,256) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP).

•

Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 38 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 8.7 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn lumber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.4 million m3 of MDF, 4.5 million m3 of PB and 230,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 sawmills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.0 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of September 30, 2020, of which 1 million hectares are used for plantations, 511 thousand hectares for native forests, 107 thousand hectares for other uses and 118 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Nine-month period ended September 30, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	1,366,396	92,289	1,865,989	—	—	3,324,674		3,324,674
Revenues from rendering of services	49,750	5,445	2	82	—	55,279		55,279

Revenues from external customers	1,416,146	97,734	1,865,991	82	—	3,379,953		3,379,953
Revenues from transactions with other operating segments	31,993	777,462	16,551	24,433	—	850,439	(850,439)	—

Finance income	—	—	—	—	23,683	23,683		23,683
Finance costs	—	—	—	—	(202,099)	(202,099)		(202,099)
Net finance costs	—	—	—	—	(178,416)	(178,416)		(178,416)

Depreciation and amortizations	199,974	26,119	143,986	1,161	7,397	378,637		378,637
Other income	6,199	137,269	29,783	89	2,283	175,623		175,623
Other expenses	57,366	29,575	44,006	3	10,476	141,426		141,426

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	963	—	—	3,569	4,532		4,532
Joint ventures	—	—	(4,683)	—	969	(3,714)		(3,714)

Income tax expense	—	—	—	—	7,726	7,726		7,726

Profit (loss) of each reportable segment	42,407	67,086	110,326	(1,624)	(267,789)	(49,594)		(49,594)

Geographical information on revenues
Revenue – Chilean entities	1,019,671	31,483	780,556	82	—	1,831,792		1,831,792
Revenue – Foreign entities	396,475	66,251	1,085,435	—	—	1,548,161		1,548,161
Total Ordinary Income	1,416,146	97,734	1,865,991	82	—	3,379,953		3,379,953

Nine-month period ended September 30, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	970,208	213,265	78,428	386	6,032	1,268,319	—	1,268,319
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	15,252	15,252	—	15,252

Nine-month period ended September 30, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	6,281,328	4,990,815	2,824,783	20,146	1,527,824	15,644,896	(50,090)	15,594,806
Segments assets (excluding deferred tax assets)	6,281,328	4,990,815	2,824,783	20,146	1,520,864	15,637,936	(50,090)	15,587,846
Deferred tax assets	—	—	—	—	6,960	6,960		6,960
Investments accounted through equity method
Associates	—	27,701	—	—	58,776	86,477		86,477
Joint Ventures	—	—	168,645	—	43,245	211,890		211,890
Segment liabilities	327,932	239,432	418,078	7,408	7,373,604	8,366,454		8,366,454
Segment liabilities (excluding deferred tax liabilities)	327,932	239,432	418,078	7,408	6,102,655	7,095,505		7,095,505
Deferred tax liabilities	—	—	—	—	1,270,949	1,270,949		1,270,949

Geographical information on non-current assets
Chile	3,916,362	3,351,022	605,164	19,460	271,307	8,163,315	(3,894)	8,159,421
Foreign countries	1,584,970	1,151,498	1,245,401	—	64,912	4,046,781	—	4,046,781
Non-current assets, Total	5,501,332	4,502,520	1,850,565	19,460	336,219	12,210,096	(3,894)	12,206,202

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Nine-month period ended September 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	1,814,385	97,627	2,145,967	—	—	4,057,979		4,057,979
Revenues from rendering of services	63,006	5,555	73	298	—	68,932		68,932
Revenues from external customers	1,877,391	103,182	2,146,040	298	—	4,126,911		4,126,911
Revenues from transactions with other operating segments	30,407	812,124	20,411	27,994	—	890,936	(890,936)	—

Finance income	—	—	—	—	22,328	22,328		22,328
Finance costs	—	—	—	—	(192,718)	(192,718)	—	(192,718)
Net finance costs	—	—	—	—	(170,390)	(170,390)		(170,390)

Depreciation and amortizations	200,078	35,008	143,847	965	7,023	386,921		386,921
Other income	5,839	118,348	7,778	82	41,505	173,552		173,552
Other expenses	32,831	18,804	27,350	16	8,183	87,184		87,184

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	37	—	—	2,463	2,500		2,500
Joint ventures	—	—	119	—	1,262	1,381		1,381

Income tax expense	—	—	—	—	(36,636)	(36,636)		(36,636)

Profit (loss) of each reportable segment	368,206	2,696	67,544	(1,743)	(282,771)	153,932		153,932

Geographical information on revenues
Revenue – Chilean entities	1,376,393	42,684	558,064	298	—	1,977,439		1,977,439
Revenue – Foreign entities	500,998	60,498	1,587,976	—	—	2,149,472		2,149,472
Total Ordinary Income	1,877,391	103,182	2,146,040	298	—	4,126,911		4,126,911

Nine-month period ended September 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	508,032	205,158	129,946	619	1,737	845,492	—	845,492
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	172,291	172,291	—	172,291

Period ended December 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,566,128	5,222,381	3,101,716	21,180	1,985,595	15,897,000	(36,970)	15,860,030
Segments assets (excluding deferred tax assets)	5,566,128	5,222,381	3,101,716	21,180	1,979,528	15,890,933	(36,970)	15,853,963
Deferred tax assets	—	—	—	—	6,067	6,067		6,067
Investments accounted through equity method
Associates	—	38,370	—	—	55,209	93,579		93,579
Joint Ventures	—	—	172,321	—	27,218	199,539		199,539
Segment liabilities	140,243	194,282	425,116	8,466	7,722,508	8,490,615		8,490,615
Segment liabilities (excluding deferred tax liabilities)	140,243	194,282	425,116	8,466	6,362,321	7,130,428		7,130,428
Deferred tax liabilities	—	—	—	—	1,360,187	1,360,187		1,360,187

Geographical information on non-current assets
Chile	3,260,990	3,300,806	640,275	20,530	265,930	7,488,531	(3,440)	7,485,091
Foreign countries	1,596,632	1,350,467	1,408,923	—	87,536	4,443,558	—	4,443,558
Non-current assets, Total	4,857,623	4,651,273	2,068,982	20,530	353,466	11,932,089	(3,440)	11,928,649

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Quarter July – September 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	453,095	33,761	699,267	—		1,186,123		1,186,123
Revenues from rendering of services	14,419	2,370	1	—		16,790		16,790

Revenues from external customers	467,514	36,131	699,268	—		1,202,913		1,202,913
Revenues from transactions with other operating segments	11,331	256,033	4,908	9,032		281,304	(281,304)	—

Finance income	—	—	—	—	4,164	4,164		4,164
Finance costs	—	—	—	—	(64,395)	(64,395)		(64,395)
Net finance costs	—	—	—	—	(60,231)	(60,231)		(60,231)

Depreciation and amortizations	66,838	8,136	49,375	387	3,059	127,795		127,795
Other income	2,367	44,885	3,510	89	1,928	52,779		52,779
Other expenses	8,331	19,818	1,878	1	3,104	33,132		33,132

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	366	—	—	536	902		902
Joint ventures	—	—	(108)	—	512	404		404

Income tax expense	—	—	—	—	(21,385)	(21,385)		(21,385)

Profit (loss) of each reportable segment	33,871	1,616	93,846	(1,160)	(92,124)	36,049		36,049

Geographical information on revenues
Revenue – Chilean entities	341,495	8,387	301,916	—		651,798		651,798
Revenue – Foreign entities	126,019	27,744	397,352	—		551,115		551,115
Total Ordinary Income	467,514	36,131	699,268	—		1,202,913		1,202,913

Quarter July – September 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	368,355	66,450	16,444	61	2,543	453,853	—	453,853
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	40	40	—	40

Quarter July – September 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	600,849	36,191	731,165	—		1,368,205		1,368,205
Revenues from rendering of services	17,424	1,516	(71)	81		18,950		18,950

Revenues from external customers	618,273	37,707	731,094	81		1,387,155		1,387,155
Revenues from transactions with other operating segments	10,033	266,823	4,848	9,398		291,102	(291,102)	—

Finance income	—	—	—	—	7,483	7,483		7,483
Finance costs	—	—	—	—	(65,778)	(65,778)		(65,778)
Net finance costs	—	—	—	—	(58,295)	(58,295)		(58,295)

Depreciation and amortizations	70,437	7,377	53,069	326	2,369	133,578		133,578
Other income	1,418	37,765	2,042	(62)	437	41,600		41,600
Other expenses	20,892	5,647	8,417	(48)	2,270	37,178		37,178

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	12	—	—	943	955		955
Joint ventures	—		(7,213)	—	482	(6,731)		(6,731)

Income tax expense	—	—	—	—	10,329	10,329		10,329

Profit (loss) of each reportable segment	59,599	(6,872)	7,915	(603)	(89,634)	(29,595)		(29,595)

Geographical information on revenues
Revenue – Chilean entities	458,061	9,699	173,069	81		640,910		640,910
Revenue – Foreign entities	160,212	28,008	558,025	—		746,245		746,245
Total Ordinary Income	618,273	37,707	731,094	81		1,387,155		1,387,155

Quarter July – September 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	164,948	56,623	38,377	(200)	268	260,016	—	260,016
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	20,959	20,959	—	20,959

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

Nine-month period ended September 30, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	416,446	239,098	292,639	1,012	(147,375)	801,820	—	801,820
Cash flows (used in) investing activities	(967,541)	(204,041)	(86,144)	(386)	(8,501)	(1,266,613)	—	(1,266,613)
Cash flows from (used in) Financing Activities	163,029	(59,632)	(2,686)	(57)	(2,975)	97,679	—	97,679
Net increase (decrease) in Cash and Cash Equivalents	(388,066)	(24,575)	203,809	569	(158,851)	(367,114)	—	(367,114)

Nine-month period ended September 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	604,013	145,034	195,906	3,381	(442,454)	505,880	—	505,880
Cash flows (used in) investing activities	(498,140)	(198,692)	(141,722)	(619)	(52,022)	(891,195)	—	(891,195)
Cash flows from (used in) Financing Activities	527,821	(29,172)	(3,504)	(48)	(29,891)	465,206	—	465,206
Net increase (decrease) in Cash and Cash Equivalents	633,694	(82,830)	50,680	2,714	(524,367)	79,891	—	79,891

Quarter July—September 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	299,265	97,507	195,807	1,029	(41,026)	552,582	—	552,582
Cash flows (used in) investing activities	(368,393)	(60,946)	(14,853)	(61)	(5,625)	(449,878)	—	(449,878)
Cash flows from (used in) Financing Activities	(148,018)	(8,976)	(896)	(20)	(11,119)	(169,029)	—	(169,029)
Net increase (decrease) in Cash and Cash Equivalents	(217,146)	27,585	180,058	948	(57,770)	(66,325)	—	(66,325)

Quarter July—September 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	277,863	85,013	107,948	2,390	(99,369)	373,845	—	373,845
Cash flows (used in) investing activities	(164,849)	(54,269)	(49,892)	200	(3,156)	(271,966)	—	(271,966)
Cash flows from (used in) Financing Activities	(164,115)	(7,497)	(7,831)	(20)	(10,934)	(190,397)	—	(190,397)
Net increase (decrease) in Cash and Cash Equivalents	(51,101)	23,247	50,225	2,570	(113,459)	(88,518)	—	(88,518)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2020	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	1,801,324	279,935	296,007	630,633	225,405	91,370	3,324,674
Revenues from rendering of services	30,468	—	—	—	24,809	2	55,279

Revenues as of September 30, 2020	1,831,792	279,935	296,007	630,633	250,214	91,372	3,379,953

Revenues from goods sale	643,178	103,763	119,996	211,233	73,682	34,271	1,186,123
Revenues from rendering of services	8,620	—	—	—	8,169	1	16,790

Revenues ad Q3 2020	651,798	103,763	119,996	211,233	81,851	34,272	1,202,913

Non-current Assets at 09-30-2020 other than deferred tax	8,154,492	752,082	676,218	779,056	1,713,417	123,977	12,199,242

	Geographical area
2019	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	1,931,882	297,025	387,753	1,036,429	313,230	91,660	4,057,979
Revenues from rendering of services	45,557	—	—	—	23,302	73	68,932

Revenues as of September 30, 2019	1,977,439	297,025	387,753	1,036,429	336,532	91,733	4,126,911

Revenues from goods sale	629,897	98,813	141,794	363,240	99,961	34,500	1,368,205
Revenues from rendering of services	11,013	—	—	—	7,939	(2)	18,950

Revenues ad Q3-2019	640,910	98,813	141,794	363,240	107,900	34,498	1,387,155

Non-current Assets at 09-30-2019 other than deferred tax	7,480,456	781,693	947,265	832,570	1,724,698	155,900	11,922,582

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	09-30-2020	12-31-2019
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	44,519	48,380
Prepayment to amortize (insurance and others)	27,666	17,965
Recoverable taxes (GST and others)	75,535	102,875
Other current non-financial assets	5,494	4,890
Total	153,214	174,110

	09-30-2020	12-31-2019
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	102,155	96,530
Guarantee values	3,271	4,442
Recoverable taxes	13,127	4,568
Other non-current non-financial assets	3,753	6,874
Total	122,306	112,414

	09-30-2020	12-31-2019
Current non-financial liabilities	ThU.S.$	ThU.S.$

Provision of minimum dividend (1)	1,349	2,451
ICMS, PIS-COFINS and other tax payables—Brazil	20,590	18,195
Other tax payable	16,299	18,206
Other Current non-financial liabilities	1,108	1,213
Total	39,346	40,065

(1)	In late 2019, the Parent’s dividend policy was modified as disclosed in notes 1 and 26. Provision includes a minimum dividend of subsidiary minority.

	09-30-2020	12-31-2019
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable—Brazil	75,457	111,012
Other non-current non-financial liabilities	798	424
Total	76,255	111,436

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The Board of Directors agreed to modify the Company’s dividend policy established by the Board of Directors in Session No. 587 dated as of April 24, 2018, in the sense that, notwithstanding the powers of the Shareholders’ Meeting to determine the portion of the profits of the year to be distributed as dividend, it will be proposed, with respect to the results of the years 2019 and 2020, not to distribute dividends, due to the financial requirements that the Company has in the coming months, especially those related to the MAPA Project.

Therefore, as of September 30, 2020 there is no minimum dividend provision registered. In addition, the distributable net profit is a loss effect.

The following table details the adjustments made for the determination of distributable net profit as of September 30, 2020 and 2019:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 09-30-2020	(49,320)
Adjustments:
Biological assets
Unrealized gains/losses	(130,740)
Realized gains/losses	159,642
Deferred income taxes	(6,616)

Total adjustments	22,286

Distributable Net Profit at 09-30-2020	(27,034)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 09-30-2019	153,682
Adjustments:
Biological assets
Unrealized gains/losses	(109,587)
Realized gains/losses	151,290
Deferred income taxes	(9,886)

Total adjustments	31,817

Distributable Net Profit at 09-30-2019	185,499

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - September		July - September
	2020 ThU.S.$	2019 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	(49,320)	153,682	36,157	(29,477)
Weighted average of number of shares	113,278,304	113,159,655	113,513,022	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	(0.4354)	1.3581	0.3185	0.2605

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. COVID-19

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. As of the date of this report, the virus has affected most nations, including Chile, Argentina, Brazil, Uruguay, Mexico, and the United States.

Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others.

In this complex scenario, it is important to highlight that, in March 2020, our industrial activities were declared as essential business by the authorities in most of the countries where we have operations. This has allowed us, as of the date of this report, to maintain the operational continuity in most of our industrial operations, helping to mitigate negative effects on the demand of some of our clients and products. We have implemented health and safety protocols for our workers both in industrial operations and in commercial offices. The measures adopted -such as social distancing, sanitation of the facilities, preventive testing, personnel transportation, home office, among others- are being continuously monitored so that workers have all the necessary protection for the performance of their functions.

Arauco’s commitment is not only with its workers, but also with the communities where we operate. In this regard, massive sanitation and fumigation programs have been developed in 177 communities that belong to 49 municipalities. Our subsidiary Bioforest has collaborated in the diagnosis of COVID-19, medical equipment has been donated and spaces have been enabled to be used as field hospitals or diagnostic areas, if required by the health authorities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2020

Amounts in thousands of U.S. dollars, except as indicated

NOTE 28. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these interim consolidated financial statements for the period ended September 30, 2020 was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 640 held on November 11, 2020.

Subsequent to September 30, 2020 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Press Release 3Q 2020

3Q 2020 RESLUTS HIGHLIGHTS    For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com     Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.    REVENUES    US$1,202.9 million    ARAUCOs ’ revenues reached US$1,202.9 million during the third quarter of 2020, a 14.6% increase compared to the US$1,049.9 million obtained during the second quarter of 2020 and a 13.3% decrease compared to the third quarter of 2019.     NET INCOME     US$36.0 million     ARAUCO’s net income was US$36.0 million, an increase equivalent to US$92.0 million, compared to the -US$55.9 million obtained during the second quarter of 2020, and a US$65.6 million increase compared to the third quarter of 2019.    ADJUSTED EBITDA     US$290.7 million     Adjusted EBITDA reached US$290.7 million, a 41.3% or US$84.9 million increase compared to the US$205.8 million obtained during the second quarter of 2020, and a 22.1% or US$52.5 million increase compared to the same period of 2019.     NET DEBT TO EBITDA 5.4x     Net Financial Debt decreased by US$148.3 million or 2.9% compared to the last quarter. Net Financial Debt / LTM Adjusted EBITDA ratio reached 5.4x in this quarter, a decrease compared to 5.9x in the second quarter of 2020 and an increase compared to the 3.3x reached during the third quarter of 2019.     CAPEX     US$453.9 million     CAPEX reached US$453.9 million during this quarter, 18.1% or US$69.7 million higher than the US$384.2 million from the second quarter of 2020.

3Q 2020 RESULTS ARAUCO´s net income for the third quarter 2020 was US$36.0 million, an increase of US$92.0 million compared to the second quarter of 2020. This is mainly explained by a significant increase in revenues in our wood products segment. Our Adjusted EBITDA was 41.3% higher than that of the second quarter, reaching US$290.7 million. The Adjusted EBITDA margin increased from 19.6% to 24.2% on a quarterly basis. Net Financial Debt decreased by US$148.3 million or 2.9% compared to the last quarter. Our Net Debt/LTM EBITDA ended up in 5.4x, compared to the 5.9x reached during the second quarter of 2020. In US$ Million Q3 2020 Q2 2020 Q3 2019 QoQ YoY YTD 2020 YTD 2019 YoY Acum Revenue 1,202.9 1,049.9 1,387.2 14.6% -13.3% 3,380.0 4,126.9 -18.1% Net income 36.0 -55.9 -29.6 -164.4% -221.8% -49.6 153.9 -132.2% Adjusted EBITDA 290.7 205.8 238.2 41.3% 22.1% 691.0 936.3 -26.2% adjusted EBITDA Margin 24.2% 19.6% 17.2% 23.3% 40.8% 20.4% 22.7% -9.9% LTM Adj. EBITDA 902.1 849.6 1,276.3 6.2% -29.3% 902.1 1,276.3 -29.3% CAPEX 453.9 384.2 281.0 18.1% 61.5% 1,283.6 915.7 40.2% Net Financial Debt 4,901.7 5,050.0 4,253.2 -2.9% 15.2% 4,901.7 4,253.2 15.2% Net Financial Debt / LTM Adj. EBITDA 5.4x 5.9x 3.3x -8.6% 63.1% 5.4x 3.3x 63.1% Adjusted EBITDA and EBITDA Margin (in US$ Million) 24.6% 25.6% 25.4% 17.2% 17.3% 19.6% 24.2% 339.9 354.9 238.2 211.0 194.6 205.8 290.7 Q4 2018    Q1 2019    Q2 2019    Q3 2019    Q4 2019    Q1 2020    Q2 2020    Q3 2020 FY 2018 FY 2019 YTD 2020 1,850.5 1,147.4 691.0 2

3Q 2020 RESULTS Income Statement Net income showed an increase of US$92.0 million during the third quarter of 2020 reaching US$36.0 million. This is explained by a significant increase in the revenues of our wood products segment, mostly due to increases in sales volume. There were also positive effects arising from exchange rate differences during the quarter. In US$ Million Q3 2020 Q2 2020 QoQ Revenues 1,202.9 1,049.9 14.6% Cost of sales (867.9) (800.1) 8.5% Distribution costs (129.6) (122.8) 5.5% Administrative expenses (122.7) (130.2) -5.8% Other income 52.8 67.6 -21.9% Other expenses (33.1) (57.4) -42.2% Financial income 4.2 12.3 -66.2% Financial costs (64.4) (65.9) -2.3% Share of profit (loss) of associates and joint venturesaccounted for using equity method 1.3 (2.0) -164.0% Exchange rate differences 13.9 (26.7) -152.1% Income before income tax 57.4 (75.3) -176.3% Income tax (21.4) 19.4 -210.5% Net income 36.0 (55.9) -164.4% 3

3Q 2020 RESULTS Revenues ARAUCO’s revenues reached US$1,202.9 million in the third quarter, an increase of 14.6% when compared to the previous quarter. This variation is mostly explained by higher revenues in our wood products division, due to a significant sales volume increase of 33.2% while average prices remained stable. Revenues in our pulp division decreased by 6.1% mostly due to a 5.1% decrease in sales volume. The following table shows a breakdown of our revenues by business segment: In US$ Million Q3 2020 Q2 2020 QoQ Pulp(*) 467.5 497.7 -6.1% Wood Products(*) 699.3 520.2 34.4% Forestry 36.1 32.0 13.0% Others 0.0 0.0 —   Total 1,202.9 1,049.9 14.6% 3Q 2020 Revenue’s breakdown Wood Products (*) 58.1% Pulp (*) 38.9% Forestry 3.0% Others 0.0% (*) Pulp and Wood products division sales include energy. 4

3Q 2020 RESULTS Cost of Sales Increased by 8.5% or US$67.8 million compared to the second quarter of 2020. This is mostly explained by higher timber, forestry labor and other raw materials costs, all of these mainly associated to higher sales volume in our wood products division. In US$ Million Q3 2020 Q2 2020 QoQ Timber 216.0 199.9 8.1% Forestry labor costs 122.5 108.5 13.0%
Depreciation and amortization 102.4 99.7 2.8% Depreciation for right of use 13.9 15.1 -8.0% Maintenance costs 55.2 53.6 3.0% Chemical costs 114.9 105.6 8.8% Sawmill services 22.9 21.6 6.0% Other raw materials and indirect costs 87.1 70.5 23.4% Energy and fuel 41.4 37.5 10.6% Cost of electricity 7.3 8.3 -11.9% Wage, salaries and severance indemnities 84.2 79.9 5.5% Cost of Sales 867.9 800.1 8.5% Administrative expenses Decreased by 5.8% or US$7.6 million, when compared to the previous quarter mainly due to a decrease in donations, and also in expenses associated to computer services as a result of periodic payments usually made during the second quarter. This was partially offset by an increase in wages, salaries and severance indemnities. US$ Million Q3 2020 Q2 2020 QoQ Wages, salaries and severance indemnities 53.0 50.8 4.2% Marketing, advertising, promotion and publications expenses 1.8 1.6 12.8% Insurance 7.1 5.1 39.3% Depreciation and amortization 8.8 8.6 1.6% Depreciation for the right of use 2.0 1.4 43.3% Computer services 7.3 11.6 -37.5% Lease rentals (offices, warehouses and machinery) 0.8 1.6 -45.7% Donations, contributions, scholarships 0.9 6.2 -85.4% Fees (legal and technical advisories) 9.1 8.9 2.3% Property taxes, patents and municipality rights 5.0 5.6 -11.5% Other administration expenses 27.0 28.9 -6.5% Administrative Expenses 122.7 130.2 -5.8% 5

3Q 2020 RESULTS Distribution costs Distribution costs increased by 5.5%, or US$6.8 million. This was primarily because of higher freight costs associated to higher sales volume in our wood products division. In US$ Million Q3 2020 Q2 2020 QoQ Commissions 3.6 3.3 9.8% Insurance 0.6 1.4 -52.6% Other selling costs 5.0 5.1 -2.8% Port services 11.1 9.9 12.4% Freights 97.1 91.1 6.5% Depreciation for the 0.4 0.4 0.2% right of use Other shipping andfreight costs 11.7 11.6 1.0% Distribution Costs 129.6 122.8 5.5% Other income Decreased by 21.9% or US$14.8 million, mainly as a result of tax recoveries received during the second quarter. This was partially offset by an increase in gains from changes in fair value of biological assets. In US$ Million Q3 2020 Q2 2020 QoQGain from changes in fairvalue of biological assets 41.9 36.1 15.9% Net income from 0.3 2.1 -87.0% insurance compensation Leases received 0.6 0.4 39.7% Gains on sales of assets 0.8 0.7 9.8% Tax recovery —   21.1 N/A Other operating results 9.2 7.1 30.3% Other Income 52.8 67.6 -21.9% 6

3Q 2020 RESULTS Other expenses Decreased by 42.2% or US$24.2 million when compared to the second quarter of 2020. This is mostly explained by a decrease in impairment provisions of property, plant and equipment and others due to recently closed mills in North America being fully impaired as of the previous quarter and a new assessment of the impairment of Arauco Line 1. This was partially offset by an increase in loss of forests mostly due to a fire in some of our forestry assets in Mato Grosso, Brazil. In US$ Million Q3 2020 Q2 2020 QoQ Legal payments 1.0 1.4 -33.4% Impairment provision property, plant and 0.8 34.5 -97.6% equipment and others Operating expenses related to plant 2.7 8.0 -66.3% stop pages Project expenses 4.0 3.2 23.4% Loss (gain) from asset sales 4.0 2.3 78.9% Loss and repair of assets 1.1 1.6 -36% Loss of forests 14.0 0.1 9819.1% Other taxes 3.6 4.6 -21.6% Research and development expenses 0.8 0.8 4.9% Other expenses (donations, repayments 1.2 0.9 37.0% insurance) Other expenses 33.13 57.36 -42.2% Foreign exchange differences Showed a net gain of US$13.9 million, a US$40.6 million increase when compared to the second quarter that ended with a US$26.7 million loss. The main significant effects are given by the variation of the currencies of the countries where we have industrial operations, and also due to accounting reclassifications related to financial derivatives. Income tax For the third quarter, income tax reached US$21.4 million, US$40.7 million higher than the US$19.4 million gain in the previous quarter. This is mainly explained by this quarter’s positive income before tax. 7

3Q 2020 RESULTS Adjusted EBITDA Adjusted EBITDA for the third quarter of 2020 was US$290.7 million, a 41.3% or US$84.9 million increase when compared to the previous quarter. In terms of Adjusted EBITDA by business segment, the most significant variation was given by our wood products division with a 110.3% or US$74.0 million increase QoQ, mainly explained by an increase in sales volume. The Adjusted EBITDA of our pulp division increased by 8.6%, while that of our forestry division decreased by 6.6% . In US$ Million Q3 2020 Q2 2020 Q3 2019 QoQ YoY Net Income 36.0 (55.9) (29.6) -164.4% -221.8% Financial costs 64.4 65.9 65.8 -2.3% -2.1% Financial income (4.2) (12.3) (7.5) -66.2% -44.4% Income tax 21.4 (19.4) (10.3) -210.5% -307.0% EBIT 117.7 (21.7) 18.4 -642.8% 540.5% Depreciation & amortization 127.8 125.4 133.6 1.9% -4.3% EBITDA 245.5 103.8 151.9 136.6% 61.5% Fair value cost of timber harvested 85.8 75.3 90.1 14.0% -4.8% Gain from changes in fair value of (41.9) (36.1) (36.1) 15.9% 16.0% biological assets Exchange rate differences (13.9) 26.7 12.3 -152.1% -213.1% Others (*) 15.2 36.2 19.9 -58.0% -23.5% Adjusted EBITDA 290.7 205.8 238.2 41.3% 22.1% (*) Includes provision from forestry fires and provisions from property, plants and equipment, and others. Adjusted EBITDA variation by business segment (in US$ million) 205.8 8.2 74.0 (4.7) 7.4 290.7 Q2 2020 Pulp Wood Products Forestry Consolidation Adj. & Others Q3 2020 8

3Q2020 RESULTS

Forestry Business

-11

Production, Purchase and Sales Volume (in thousand m³)

7,143
7,372
5,138
7,186
6,570
7,462
Q3 2019
Q2 2020
Q3 2020
Production
Purchases
Sales

9

3Q 2020 RESULTS Forestry Business The Adjusted EBITDA for our forestry business was US$67.7 million for the third quarter, which translates to a US$4.7 million decrease compared to the previous quarter. -11 69 56 55 72 71 72 68 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q1 2020 Q2 2020 Q3 2020 The production during the third quarter was 4.5 million m3, 4.9% down compared to the previous quarter. Sales volume increased slightly reaching 7.5 million m3. Production, Purchase and Sales Volume (in thousand m3) Q3 2019 5,138 2,005 7,143 7,772 Q2 2020 4,698 2,377 7,075 7,186 Q3 2020 4,480 2,090 6,570 7,462 Production Purchases Sales 9

3Q 2020 RESULTS Pulp Business The third quarter of 2020 began with a lower demand due to the seasonality effects of summer in the northern hemisphere. However, as time passed the situation improved. During the third quarter there was a decrease in supply of market pulp, in comparison to the second quarter, due to integrated paper and/or dissolving pulp producers that decided to switch back from producing paper-grade pulp as they did during the past quarter. Nevertheless, supply continues to surpass demand thereby keeping prices stable. Global Pulp demand Change North America 4.6% West Europe -4.9% China 7.9% Others 9.8% Total 4.6% Last 8 months, Jan-Aug 2019 and 2020 Source: World-20 Bleached Chemical Pulp Demand. Hawkins Wright Report Tissue demand declined after the increase seen during the second quarter, but this decrease was partially offset by higher activity in the P&W paper segment. Pulp inventories in days of supply increased by 4 and 2 days respectively for long and short fiber, between June and August. In China, despite increasing demand the third quarter also had a complex start due to seasonality and high levels of supply and pulp inventories. This affected primarily the tissue segment, since it experienced a decrease in prices paired with an increase in inventories of final products. This situation normalized towards the end of the quarter. P&W markets improved slightly due to schools resuming classes. The packaging segment also began to improve due to an increase in both export and e-commerce sales. Average prices remained stable. In Europe, as lockdown-related measures decreased the local economies began to recover. This led to an improvement of the P&W and specialties segments, allowing some clients´ mills that were previously shut down to start production again. Additionally, the tissue segment (particularly with products used by hotels and restaurants) started to improve, yet in a moderate fashion. Other “Away from Home” products remained with low activity throughout the quarter. Our production during the quarter remained stable when compared to the same quarter of 2019, due to no maintenance stoppages. On a quarterly basis, our production increased by 8.0% . Production and Sales Volume (In thousand tonnes) Q3 2019 989 1,064 Q2 2020 907 936 Q3 2020 980 888 Production Sales 10

3Q 2020 RESULTS The Adjusted EBITDA for our pulp business reached US$104.0 million during this quarter, which translates to a 8.6% or US$8.2 million increase compared to the second quarter of 2020. Pulp EBITDA Mg reached 22.3%, 3.0% up from the previous quarter. Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Adjusted EBITDA 286 247 198 148 68 80 96 104 EBITDA Mg 42.2% 37.9% 33.9% 24.3% 12.9% 17.8% 19.2% 22.3% Days of stoppages 2020 Mill 1Q 2Q 3Q 4Q Arauco - Line 1 19 6 Arauco - Line 2 13 5 Constitución 6 22 Licancel 57 9 16 Nueva Aldea 10 Valdivia 7 Alto Paraná 12 Montes del Plata 13 Maintenance Stoppages Finished Planned Non-operational Stoppages: COVID-19 Water Shortage 11

3Q 2020 RESULTS Wood Products Business Panels Revenues increased significantly compared to the second quarter, with sales volume increasing by 40.2% . Average prices remained stable. During the third quarter we saw a recovery coming from the reactivation of markets, and because of consumption-encouraging measures taken by different governments. In Latam, this quarter marked a return to the trends seen during the beginning of the year with improvements in terms of sales volumes. Production and Sales Volume: Panels (1) (In thousand m3) 1,564 1,611 939 1,113 1,466 1,560 Q3 2019 Q2 2020 Q3 2020 Production Sales Sawn timber During the third quarter sales volume increased by 20.2% . Average prices also increased by 2.1% . Results for remanufactured wood products in the US market remained positive, mainly due to strong retail channels and the recovery of the economic activity. On the supply side, some of our competitors in the US were suffering from tariff issues. In terms of demand, even with the effects of the global pandemic, a supply deficit allowed us to continue observing market improvements. Production and Sales Volume: Swan Timber (2) (In thousand m3) Q3 2019 Q2 2020 Q3 2020 Production Sales 604 561 619 478 608 598 Plywood Sales volume increased by 2.4% during the third quarter. We saw a return to what we had seen during Q1 2020, with sales volume increases when compared to 2019. This is explained by a higher demand in some markets such as the US, Europe and Oceania, and logistic complications of our competitors due to the pandemic. Average prices increased by 14.5% on a quarterly basis. Production and Sales Volume: Plywood (In thousand m3) Q3 2019 Q2 2020 Q3 2020 Production Sales 154 134 138 129 151 132 Includes PB, MDF, OSB, HB, Composite Panels and Retail Panels. Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets. Note: Sales include trading 12

3Q 2020 RESULTS Adjusted EBITDA for our wood products business reached US$141.1 million during the third quarter of 2020, which translates to a 110.3% or US$74.0 million increase, compared to the previous quarter. Wood products EBITDA Mg was 20.2%, higher than the 12.9% reached during the second quarter. Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Adjusted EBITDA 85 66 85 62 73 65 67 141 EBITDA Mg 12.8% 9.4% 11.6% 8.4% 11.3% 10.1% 12.9% 20.2% 13

3Q 2020 RESULTS Capital Expenditures During this quarter, capital expenditures(*) reached US$453.9 million, US$69.7 million or 18.1% higher than the previous quarter. This was mainly due to a 28.1% or US$91.5 million increase in purchase and sale of property, plant and equipment. Our main project expenditures during the third quarter were related to the MAPA project and reached US$275.9 million. This is an increase when compared to the US$257.6 million spent during the second quarter. US$ Million Q3 2020 Q2 2019 Q3 2019 YTD 2020 YTD 2019 Cash flow used to obtain control of subsidiaries or other businesses —   —   21.0 —   69.7 Cash flow used to purchase in associates 0.0 0.1 —   15.2 0.5 Purchase and sale of property, plant and equipment 417.6 326.1 208.9 1,100.4 652.5 Purchase and sale of intangible assets 3.1 5.5 6.5 14.6 15.3 Purchase of other long-term assets 33.2 52.5 44.7 153.2 177.7 Total CAPEX (*) 453.9 384.2 281.0 1,283.6 915.7 (*) On a cash basis 14

3Q 2020 RESULTS Free Cash Flow During the third quarter, free cash flow increased by US$479.1 million compared to the previous quarter, ending with a surplus of US$335.8 million. Cash provided by operating activities increased by US$287.6 million mainly due to a decrease in payments to suppliers and an increase in cash receipts. Cash used in investment activities increased by 18.4% or US$70.0 million. Cash from financing activities increased by US$259.2 million, mainly because of the capital injection of September 2020. US$ Million Q3 2020 Q2 2020 Q3 2019 Adjusted EBITDA 290.7 205.8 238.2 Working Capital Variation 76.7 5.8 152.2 interest paid and received (44.9) (87.0) (39.8) Income tax received (paid) 8.7 83.0 (50.9) Other cash inflows (outflows) 221.4 57.4 74.1 Cash from Operations 552.6 265.0 373.8 Capex (1) (453.9) (384.2) (281.0) Proceeds from investment activities 2.4 2.6 2.5 Other inflows of cash, net 1.6 1.8 6.5 Cash from (used in) Investment Activities (449.9) (379.9) (272.0) Dividends paid (0.3) (0.1) —   Other inflows of cash, net 243.3 (25.0) (19.1) Cash from (used in) Financing Activities—Net of Proceeds and Repayments 234.1 (25.1) (19.1) Effect of exchange rate changes on cash and cash equivalents (1.0) (3.4) (20.1) Free Cash Flow 335.8 (143.4) 62.6 (1) On a cash basis. Net Debt Variation Q3 2020 - Q2 2020 (in US$ million) 5,050.0,(335.8) 76.6 83.2 33.9 (6.3) 4,901.7 Net Debt Q2 20 Free Cash Flow ECA Direct Payments Exchange rate/inflation variation Accrued interest variation Others* Net Debt Q3 20(*) The total amount corresponds to leasing variation. 15

3Q 2020 RESULTS Financial Debt and Cash ARAUCO’s total financial debt as of September 30, 2020 reached US$6,064.4 million, a decrease of 3.4% or US$215.6 million when compared to June 30, 2020. Our consolidated net financial debt decreased 2.9% or US$148.3 million when compared with June 2020, while cash and cash equivalents decreased by US$67.3 million. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 5.4x, which compares to the 5.9x in the last quarter. In US$ Million Sep 2020 Jun 2020 Sep 2019 Short term financial debt 335.5 659.7 555.7 Long term financial debt 5,728.8 5,620.3 4,839.8 TOTAL FINANCIAL DEBT 6,064.4 6,280.0 5,395.4 Cash and cash equivalents 1,162.7 1,230.0 1,142.2 NET FINANCIAL DEBT 4,901.7 5,050.0 4,253.2 LTM Adjusted EBITDA 902.1 849.6 1,276.3 Net Financial Debt and Leverage (In US$ Million) Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 3,434.3 4,017.8 4,454.8 4,253.2 4,489.8 4,817.2 5,050.0 4,901.7 1.9x 2.3x 2.9x 3.3x 3.9x 4.9x 5.9x 5.4x Debt by Currency U.S.Dollar 72% UF (*) swapped to U.S. Dollar 18% Other Currencies 10% Debt by Instrument Banks 20% Bonds 76% Leasing 4% (*) UE is a Chilean monetary unit indexed to inflation. 16

3Q 2020 RESULTS Cash Our cash position was US$1,162.7 million at the end of the third quarter, which translates to a 5.5% decrease equivalent to US$67.3 million when compared to the end of the second quarter of 2020. Cash provided by operating activities increased by US$287.6 million, mainly due to an increase in receipts from sales of goods and a decrease in payments of suppliers. Cash used in investment activities increased by 18.4% mainly due to higher CAPEX. Cash provided by financing activities decreased by US$361.8 million, explained by repayments of local bonds and bank loans during the quarter. This was partially offset by the equity injection we received during September. In terms of liquidity, and additionally to our strong cash position, the Company has a committed credit facility for a total amount of US$375 million, which as of the date of this report hasn’t been withdrawn. This facility is due in February 2025. Cash by Currency U.S. Dollar 78% Chilean Peso 7% Other Currencies 15% Euro 0% Cash by Instrument Time Deposits 57% Overnight Accounts 31% Money Market Funds 12% Financial Debt Profile For the remainder of 2020, bank and bond obligations (which includes accrued interest) sum up US$155.0 million. Bank obligations include the following maturities: US$57.0 million in bank loans and US$23.8 million in leasing. Bond obligations for the remainder of the year sum up US$74.2 million. These obligations include amortizations of local bonds, and interest payments of our USD-denominated bonds. Debt Amortization Profile as of September 30, 2020 (In US$ Million) 2020 2021 2022 2023 2021 2025 2026 2027 2028 2029 2030 2031 & thereafter Bank Loans 81 209 197 349 281 69 65 64 62 62 Bonds 74 45 165 39 535 41 215 529 145 530 510 155 254 362 389 816 110 280 593 207 592 512 1,778 17

3Q 2020 RESULTS Third Quarter Subsequent Events and News COVID-19 update During March 2020, our industrial activities were declared as essential businesses by the authorities in most of the countries where we have operations. Our strategy strictly follows the guidelines issued by the health authorities, and is based on three basic principles: testing, tracking and isolating. We have implemented enhanced health and safety protocols in all our facilities in order to prevent COVID-19 contagions. These include social distancing, body temperature measurement, home office policies, limiting the number of people in meetings, preventive testing, increasing workplace sanitation frequency, suspending domestic and international travels, among others. We have also requested our contractors, including those of the MAPA project, to take similar measures. These efforts have been further extended to support local communities and hospitals with medical devices and a wide range of sanitary and health related actions. Capital Increase update
On May 19, 2020, ARAUCO’s Shareholders’ Meeting approved the proposal of the Board of Directors to increase the capital of ARAUCO, up to a maximum amount of US$700 million. Of the total amount approved, US$250 million were paid during September 2020, while the remaining US$450 million could be paid during the course of 2021, depending on the resources required in that year. The capital increase would aim to strengthen ARAUCO’s financial position which has been affected by ongoing and past projects, trade tensions between China and the US, and the decrease in the demand of products that has been observed worldwide as a result of the COVID-19 pandemic. MAPA Project update MAPA Project progress as of the end of September 2020 was 63.2% . We have already received the main equipment and parts to complete the project, and the construction and assembly of equipment continues. During the last quarter we have intensified the measures related to preventing contagions of COVID-19. We have also received visits of government health authorities to inspect on the sanitary conditions of the project. In July we started to implement a strategy of active search of COVID-19 contagions. Recently, we installed 5 test centers on site with a capacity of performing up to 1,000 PCR exams per day, with the ability of delivering test results in a matter of hours. This new system was inspected by local health authorities. To date, almost 50,000 PCR tests have been applied to workers of the project, with a positivity rate significantly lower than the national average informed by the Health Ministry in the daily COVID-19 report. The government has recently authorized construction projects -such as MAPA- to continue even in quarantined zones, using defined procedures and notifications including complying with robust and strict sanitary standards (most of which have been in place in the Project since March 2020). Building on the COVID-19 pandemic conditions has meant a great challenge. In coordination with our contractors and subcontractors, we have taken action and enacted measures by generating protocols and reorganizing MAPA Project work systems. In accordance with the contractors, we now estimate that the startup will take place at the beginning of the fourth quarter of 2021. At that point the existing eucalyptus line (Line 1) will be permanently shut down in accordance with the environmental permit. Sustainable Bond Annual Report During October 2020, one year after our first Sustainable Bond issuance, we published the Annual Report that details expenditures related to our commitment to use an amount of funds equivalent to the total issuance amount in green and social projects. This report was evaluated by a third party which issued an opinion regarding the correct categorization of such investments and expenses. The aforementioned commitment was fulfilled in accordance with our Sustainable Bond Framework. Please visit our Sustainable Bond Annual Report 2020 and Sustainable Bond Framework on our website. 18

3Q 2020 RESULTS UPCOMING EVENTS 3Q RESULTS CONFERENCE CALL Wednesday, November 18, 2020 12:00 Santiago Time 10:00 Eastern Time (New York) Dial in: +1 (844) 450 3845 from the US +56 (44) 208 1274 from Chile +55 (11) 3181 8565 from Brazil +1 (412) 317 6368 from other countries Conference ID: Arauco 3Q 2020 RESULTS For further information, please contact: Marcelo Bennett Treasurer marcelo.bennett@arauco.com Phone: +56 2 2461 7309 Marcelo Reyes Intveen Investor Relations marcelo.reyes@arauco.com Phone: +56 2 2461 7434 investor_relations@arauco.cl 19

3Q 2020 RESULTS Financial Statements Income Statement In US$ Million Q3 2020 Q2 2020 Q3 2019 YTD 2020 YTD 2019 Revenues 1,202.9 1,049.9 1,387.2 3,380.0 4,126.9 Cost of sales (867.9) (800.1) (1,054.3) (2,511.5) (2,960.2) Gross profit 335.1 249.8 332.9 868.5 1,166.7 Other income 52.8 67.6 41.6 175.6 173.6 Distribution costs (129.6) (122.8) (160.4) (389.8) (448.6) Administrative expenses (122.7) (130.2) (140.4) (376.4) (427.9) Other expenses (33.1) (57.4) (37.2) (141.4) (87.2) Financial income 4.2 12.3 7.5 23.7 22.3 Financial costs (64.4) (65.9) (65.8) (202.1) (192.7) Share of profit (loss) of associates and joint ventures accounted for using equity method 1.3 (2.0) (5.8) 0.8 3.9 Other income (loss) 0.0 0.0 0.0 0.0 0.0 Exchange rate differences 13.9 (26.7) (12.3) (16.2) (19.5) Income before income tax 57.4 (75.3) (39.9) (57.3) 190.6 Income tax (21.4) 19.4 10.3 7.7 (36.6) Net income 36.0 (55.9) (29.6) (49.6) 153.9 Profit attributable to parent company 36.2 (56.0) (29.5) (49.3) 153.7 Profit attributable to non-parent company (0.1) 0.1 (0.1) (0.3) 0.3 20

3Q 2020 RESULTS Balance Sheet In US$ Million 30-09-2020 30-06-2020 30-09-2019 Cash and cash equivalents 1,162.7 1,230.0 1,142.2 Other financial current assets 12.7 37.0 0.4 Other current non-financial assets 153.2 194.9 168.9 Trade and other receivables-net 629.8 654.5 773.5 Related party receivables 8.1 6.8 6.2 Inventories 998.7 1,028.0 1,074.8 Biological assets, current 270.3 276.6 324.4 Tax assets 149.2 175.1 106.8 Non-Current Assets classified as held for sale 3.9 4.3 5.5 Total Current Assets 3,388.6 3,607.2 3,602.7 Other non-current financial assets 1.0 1.3 31.3 Other non-current and non-financial assets 122.3 133.5 93.2 Non-current receivables 6.7 7.1 11.3 Investments accounted through equity method 298.4 288.1 284.8 Intangible assets 97.9 102.5 96.7 Goodwill 58.1 58.5 73.5 Property, plant and equipment 8,314.7 8,078.8 7,773.1 Biological assets, non-current 3,300.2 3,323.7 3,308.6 Deferred tax assets 7.0 7.1 6.6 Total Non-Current Assets 12,206.2 12,000.9 11,679.1 TOTAL ASSETS 15,594.8 15,608.1 15,281.8 Other financial liabilities, current 338.0 663.7 557.5 Trade and other payables 596.4 569.9 696.8 Related party payables 3.2 5.7 4.5 Other provisions, current 0.3 0.4 1.3 Tax liabilities 23.5 14.0 1.9 Current provision for employee benefits 5.9 5.7 5.6 Other non-financial liabilities, current 39.3 34.6 115.2 Total Current Liabilities 1,006.6 1,294.1 1,382.8 Other non-current financial liabilities 5,914.2 5,921.3 4,951.3 Trade and Other payables non-current 0.0 0.0 2.2 Other provisions, non-current 30.1 30.8 31.8 Deferred tax liabilities 1,270.9 1,285.0 1,371.8 Non-current provision for employee benefits 68.5 66.6 65.1 Other non-financial liabilities, non-current 76.3 79.3 110.3 Total Non-Current Liabilities 7,359.9 7,383.0 6,532.6 Non-parent participation 29.6 29.4 35.7 Net equity attributable to parent company 7,198.7 6,901.6 7,330.8 TOTAL LIABILITIES AND EQUITY 15,608.156 1 15,281.8 21

3Q 2020 RESULTS Cash Flow Statement US$ Million Q3 2020 Q2 2020 Q3 2019 YTD 2020 YTD 2019 Receipts from sales of goods and rendering ofservices 1,242.0 1,163.3 1,566.9 3,528.1 4,493.5 Other cash receipts (payments) 145.6 120.7 94.0 341.4 210.4 Payments of suppliers and personnel (less) (799.2) (1,013.9) (1,195.2) (2,934.9) (3,780.7) Interest paid and received (44.9) (87.0) (39.8) (167.2) (138.9) Income tax paid 8.7 83.0 (50.9) 36.3 (273.5) Other (outflows) inflows of cash, net 0.4 (1.0) (1.3) (1.7) (4.8) Net Cash Provided by (Used in) Operating Activities 552.6 265.0 373.8 801.8 505.9 Capital Expenditures (453.9) (384.2) (281.0) (1,283.6) (915.7) Other investment cash flows 4.0 4.3 9.0 17.0 24.5 Net Cash Provided by (Used in) Investing Activities (449.9) (379.9) (272.0) (1,266.6) (891.2) Proceeds from borrowings 11.0 238.8 58.2 389.8 1,146.2 Repayments of borrowings (414.1) (20.9) (229.5) (479.9) (431.2) Dividends paid (0.3) (0.1) 0.0 (0.4) (182.1) Other inflows of cash, net 234.4 (25.0) (19.1) 188.2 (67.7) Net Cash Provided by (Used in) Financing Activities (169.0) 192.8 (190.4) 97.7 465.2 Total Cash Inflow (Outflow) of the Period (66.3) 77.9 (88.5) (367.1) 79.9 Effect of exchange rate changes on cash and cashequivalents (1.0) (3.4) (20.1) (30.2) (13.6) Cash and Cash equivalents at beginning of theperiod 1,230.0 1,155.5 1,250.9 1,560.0 1,075.9 Cash and Cash Equivalents at end of the Period 1,162.7 1,230.0 1,142.2 1,162.7 1,142.2 22

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: November 20, 2020	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer